================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ================

                             File No. ______________

                                 CIK: 0001081938

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                    PURSUANT TO SECTION 12 (b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.



                             CONCORD VENTURES, INC.
                      (FORMERLY CAVION TECHNOLOGIES, INC.)

                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


                 COLORADO                                 84-1472763

       (STATE OR OTHER JURISDICTION                    (I.R.S. EMPLOYER
     OF INCORPORATION OR ORGANIZATION)              IDENTIFICATION NUMBER)



                       2460 WEST 26th AVENUE, SUITE 380-C
                             DENVER, COLORADO, 80211



                                 (303) 380 8280





Securities registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK, $0.0001 PAR VALUE

                             CONCORD VENTURES, INC.
                      (FORMERLY CAVION TECHNOLOGIES, INC.)

                                   FORM 10-SB

                                TABLE OF CONTENTS

 ITEM                          DESCRIPTION                                  PAGE

                                    Part I.

Item 1.   Description of Business                                              3

Item 2.   Management's Discussion and Analysis or Plan of Operation            9

Item 3.   Description of Properties                                           26

Item 4.   Security Ownership of Certain Beneficial Owners and Management      27

Item 5.   Directors and Executive Officers, Promoters and Control Persons     27

Item 6.   Executive Compensation                                              29

Item 7.   Certain Relationships and Related Transactions                      30

Item 8.   Description of Securities                                           30

                                    Part II.

Item 1.   Market Price of and Dividends on the Registrant's  Common Equity    39

Item 2.   Legal Proceedings                                                   40

Item 3.   Changes in and Disagreements With Accountants                       41

Item 4.   Recent Sales of Unregistered Securities                             41

Item 5.   Indemnification of Directors and Officers                           41

                                    Part F/S

          Financial Statements                                                43

                                   Part III.

Item 1.   Index to Exhibits                                                   76

Item 2.   Description of Exhibits                                             79

Signatures                                                                    79

                           FORWARD-LOOKING STATEMENTS

    In addition to historical information, some of the information presented in this Registration Statement on Form 10-SB contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the"Reform Act"). Although Concord Ventures, Inc., formerly Cavion Technologies, Inc., ("Concord" or the "Company," which may also be referred to as "we," "us" or "our") believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations: there can be no assurance that actual results will not differ materially from our expectations. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to, our ability to reach satisfactorily negotiated settlements with our outstanding creditors, achieve a listing on the over the counter bulletin board, raise debt and/or equity to fund negotiated settlements with our creditors and to meet our ongoing operating expenses and merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. Cautionary statements regarding the risks, uncertainties and other factors associated with these forward-looking statements are discussed on page 21 below. You are urged to carefully consider these factors, as well as other information contained in this Registration Statement on Form 10-SB.


                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

INTRODUCTION

We were incorporated in the State of Colorado in August 1998 under the name Network Acquisitions, Inc. We changed our name to Cavion Technologies, Inc. in February 1999 and subsequently to Concord Ventures, Inc. in October 2006. Our mailing address is 2460 West 26th Avenue, Suite 380-C, Denver, Colorado, 80211 and our telephone number is 303-380-8280.

On December 21,2000, we filed for protection under Chapter 11 of the United States Bankruptcy Code. In connection with the filing, on February 16, 2001, we sold our entire business, and all of our assets, for the benefit of our creditors. After the sale, we still had liabilities of $8.4 million and were subsequently dismissed by the Court from the Chapter 11 reorganization, effective March 13, 2001, at which time the last of our remaining directors resigned. On March 13, 2001, we had no business or other source of income, no assets, no employees or directors, outstanding liabilities of approximately $8.4 million and had terminated our duty to file reports under securities law.

In March 2006, a new board of directors was appointed, and we are now focused on reaching satisfactory negotiated settlements with our outstanding creditors, seeking to renew our listing on the over the counter bulletin board market, raising financing, and/or equity to fund negotiated settlements with our creditors and to meet our ongoing operating expenses and attempting to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There can be no assurance that this series of events will be successfully completed.

Prior to the sale of our entire business and all of our assets on February 16, 2001, we offered products and services for business to business communications, secure Internet financial products, such as online banking and bill paying services, and secure Internet access and services for our customers, which were primarily credit unions, their members and credit union business partners, in some cases trading under the name cavion.com. We were also building and managing a secure private communications network exclusively for the credit union industry. This network was intended to act as a communications platform for the delivery of services and information to and from credit unions and related businesses. We had developed and were beginning to offer an integrated network of e-commerce portals called Member Emporium. Member Emporium was designed to enable a credit union to provide its members with access to a variety of products and services, typically at a discount from retail or Internet-based prices.

Throughout the period of our operations, we generated significant losses associated with the start up of the operations described above and were unable to raise sufficient debt or equity to fund these start up operating expenses.

Accordingly, we eventually had no alternative but to file for protection under Chapter 11 and, subsequently, to sell our entire business and all of our assets for the benefit of our creditors.

BUSINESS HISTORY:

 We were originally incorporated in the state of Colorado, under the name Network Acquisitions, Inc. in August 1998 for the purpose of acquiring the assets and business operations of LanXtra, Inc. (`LanXtra'), a company which was engaged in providing internet, intranet, and extranet services to the credit union industry. In August 1998, we signed a letter of intent to purchase LanXtra's business.

Immediately following incorporation, our only operational activities comprised preparation for the acquisition, which included providing bridge funding to LanXtra from funds we had received through a Private Placement. The Private Placement commenced in October 1998 and consisted of 70,000 shares of our Series A Preferred Shares and a bridge loan. We raised $2.1 million through the sale of 70,000 shares of our Series A Preferred Shares and received $470,000 from the bridge loan. At December 31, 1998, we had advanced $335,000 from the Private Placement to LanXtra in anticipation of the acquisition of LanXtra.

On December 21, 1998, we issued 62,536 shares of our common stock to certain shareholders of LanXtra who would join our management after completion of the acquisition. One of these shareholders held, directly and through irrevocable proxies, sufficient voting shares to approve the transaction. The shares were non-forfeitable and not contingent upon the management's continued employment by us. As a result, the shares were considered additional purchase consideration and were recorded at their estimated fair value of $30 per share for a total of $1,876,000.

We signed a definitive agreement to purchase LanXtra on December 31, 1998 and completed the acquisition on February 1, 1999, at which time we changed our name to Cavion Technologies, Inc. and began to conduct business under the trade name cavion.com. As part of the purchase agreement with LanXtra, we purchased the assets of LanXtra in exchange for 37,521 shares and 28,645 shares of our Class A and B Common Stocks, respectively. At the time of the purchase agreement this represented 12% of our outstanding equity. Further, we assumed $1,630,000 in liabilities of LanXtra.

On October 29, 1999, we successfully completed an Initial Public Offering ("IPO"). The number of shares offered and sold was 120,000 with an underwriter's over allotment option for an additional 18,000 shares. Total gross proceeds of $7,800,000 were raised in the offering, and we received net proceeds of approximately $6,288,000, after offering expenses. In November 1999, we sold 9,050 additional shares from the underwriters' over allotment option, raising additional gross proceeds of approximately $588,000, and net proceeds of approximately $467,000. The total number of shares outstanding after the offering was 469,682 shares, reflecting the automatic conversion of 70,000 shares of Convertible Preferred Stock into 70,000 shares of common stock upon the closing of the offering. In addition, at the closing of the IPO, we issued warrants to purchase 12,000 shares of our Common Stock to the representative of the underwriter at a price equal to 125% of the IPO price, or $81.25 per share.

On February 14, 2000, we entered into an agreement for investor relations consulting services with Strategic Growth International, Inc. ("SGI"). In connection with the agreement, we granted SGI options to purchase 17,500 shares of our class A common stock exercisable at $111.875 per share for a period of five years. The agreement had a term of one-year and required monthly payments of $8,000 to SGI for the services.

On February 17, 2000, we entered into an agreement to issue, for $120.00 per share, 20,500 shares of our Class A Common Stock in a private transaction to an unrelated third party. Gross proceeds of $2,460,000 were raised, and after deductions for the selling agent's commission and other offering costs, we received net proceeds of approximately $2,211,000. In connection with this private placement, warrants to purchase 2,050 shares of our Class A Common Stock were issued to the selling agent, which were valued at approximately $131,000.

On August 1, 2000, our Board of Directors approved a private offering of up to $3 million in convertible subordinated notes. On September 7, 2000, our Board of Directors increased the maximum size of the private offering to $4 million. On September 19, 2000, the Company received $600,000 of gross proceeds from this offering. In October and November of 2000, we received an additional $750,000 of gross proceeds from this offering and $75,000 from a non-convertible note from an existing shareholder of ours.

During this period, we continued to generate ongoing operating losses and were unable to raise sufficient debt or equity to finance our ongoing operations.

On December 18, 2000, we filed a Current Report on Form 8-K announcing we were unable to meet our payroll on December 15, 2000, and that on December 21, 2000, we filed for protection under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the District of Colorado.

On January 24, 2001, we were delisted from the Nasdaq SmallCap Market for failure to maintain (i) net tangible assets of $2 million; (ii) market capitalization of $35 million; and/or (iii) net income of $500,000 in the most recently completed fiscal year.

On February 23, 2001, we filed a Current Report on Form 8-K announcing we had sold all of our business and assets to Liberty Enterprises for $600,000, plus forgiveness of $95,000 in debt provided in post-petition financing, following a hearing in U.S. Bankruptcy Court.

In March 2001, we filed for the termination of our requirement to file reports under the Securities Act of 1934 and as a consequence we were listed on the Pink Sheets under the symbol CVTEQ.PK.

We were dismissed by the Court from Chapter 11, effective March 13, 2001, at which time the last of our remaining directors resigned.

In December 2005, one of our principal shareholders filed a complaint with the District Court of Jefferson County, Colorado, requesting the Court to instruct us to hold a shareholders' meeting to elect new directors. In February 2006, the District Court of Jefferson County, Colorado, instructed us to hold a shareholders meeting to elect new directors.

In March 2006, we held a shareholders' meeting where Mr. David J. Cutler was appointed a director and Chief Executive Officer and Chief Financial Officer and Messrs. Wesley Whiting and Reggie Green were appointed as independent directors. At the shareholders' meeting, Mr. Cutler was instructed to use his best efforts to reach satisfactory negotiated settlements with our outstanding creditors, bring our financial records up to date, seek a listing on the over the counter bulletin board, raise debt and/or equity financing to fund the negotiated settlements with our creditors and to meet ongoing operating expenses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There is no assurance that this series of events will be satisfactorily completed.

During the second quarter of 2006, our books and records were retrieved from a number of different storage locations, including our former attorneys, and the purchaser of our business and assets.

During the third quarter of 2006, financial statements for the years ended December 31, 2005 and 2004 were completed and submitted for audit to Larry O'Donnell, CPA, PC (`O'Donnell'), who was appointed as our new independent registered public accountant effective August 15, 2006.

In the period from his appointment in March 2006 through September 2006, Mr. Cutler, an officer and director of the Company, incurred more than $50,000 on our behalf in bringing our affairs up to date, principally on settling certain of our outstanding liabilities, legal and accounting fees and directors' remuneration. In September 2006, Mr. Cutler agreed to convert $50,000 of this loan to us into equity on a basis to be determined by an independent third party valuation. In September 2006, our independent directors authorized an initial issuance of 510,000 shares of our common stock, representing 50.3% of our total issued and outstanding shares of our common stock, to Mr. Cutler, pending the completion of the independent third party valuation. In November 2006, the independent third part valuation of our shares of common stock was completed and on the basis of this third party valuation our independent directors authorized the issue of an additional 897,644 shares of our common stock to Mr. Cutler, as the balance of the equity to which he was entitled to in connection with the conversion of his $50,000 loan to us into equity. Following this second and final issuance of shares, Mr. Cutler owned a total of 1,407,644 shares of our common stock, representing 70% of our total issued and outstanding shares of our common stock, at that time. In the period from October 2006 through March 2007, Mr. Cutler has further incurred in excess of $45,000 of expenses in bringing our affairs up to date. There can be no assurance that Mr. Cutler will continue to incur expenses on our behalf.

On October 16, 2006, we held an annual meeting of shareholders at which the majority of our shareholders voted to re-elect our existing directors for another term, change our name to a name to be determined by our Board of Directors, authorize a reverse split of our common stock on a basis up to one for ten and to increase our authorized share capital from 19,970,000 class A shares of common stock to 100,000,000 class A shares common stock. Following this vote of our shareholders, effective October 23, 2006 we changed our name from Cavion Technologies, Inc. to Concord Ventures, Inc., and, effective November 11, 2006, we completed a reverse split of our common stock on a basis of one for ten. As a consequence of our name change, our trading symbol on the Pinks Sheets was subsequently changed from CVTEQ.PK to CCVR.PK.

Following the one for ten reverse split of our stock in November 2006, we issued 50,000 shares of our common stock to each of our two independent directors as remuneration for their services valued at $889(25,000 shares of common stock to each director). We also issued a total of 50,000 shares of common stock to third party consultants for the services totaling $889 that they had provided.

From April 1, 2003 through March 31, 2006, outstanding liabilities, which had been incurred, prior to our dismissal from Chapter 11, were statute barred under the state laws of California, Delaware, Florida, Indiana, Maryland, Nebraska, North Carolina, Pennsylvania, Texas and Vermont, and accordingly, we recognized a gain on these statute barred liabilities of $738,000 during that period.

In the three months ended March 31, 2007, outstanding liabilities which had been incurred, prior to our dismissal from our Chapter 11, were statute barred under the state laws of Arizona, Colorado, Georgia, Massachusetts, Minnesota, Mississippi, New Jersey, New York, Oregon, South Dakota, Tennessee, Washington and Wisconsin, and we recognized a gain on these statute barred liabilities of $7.3 million during that period.

As a result of the impact of the statute of limitation on our outstanding liabilities, which had been incurred prior to our dismissal from our Chapter 11, our outstanding liabilities were reduced from approximately $8.4 million to approximately $640,000.

Consequently, we continue to seek to reach satisfactory negotiated settlements with the remainder of our outstanding creditors, obtain a listing on the over the counter bulletin board and to raise the debt and/or equity to fund negotiated settlements with our creditors and to meet our ongoing operating expenses and merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There can be no assurance that this series of events will be successfully completed.

PLAN OF OPERATIONS

Our plan of operation is to reach satisfactory negotiated settlements with our outstanding creditors, obtain debt or equity finance to fund negotiated settlements with our creditors and to meet our ongoing operating expenses, seek a listing on the over the counter bulletin board and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There is can be no assurance that this series of events can be successfully completed, that any such business will be identified or that any stockholder will realize any return on their shares after such a transaction has been completed. In particular there is no assurance that any such business will be located or that any stockholder will realize any return on their shares after such a transaction. Any merger or acquisition completed by us can be expected to have a significant dilutive effect on the percentage of shares held by our current stockholders. We believe we are an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than we have. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

General Business Plan
---------------------

We intend to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to us by persons or firms which desire to seek the advantages of an issuer who has complied with the Securities Act of 1934 (the "1934 Act"). We will not restrict our search to any specific business, industry or geographical location, and we may participate in business ventures of virtually any nature. This discussion of our proposed business is purposefully general and is not meant to be restrictive of our unlimited discretion to search for and enter into potential business opportunities. We anticipate that we may be able to participate in only one potential business venture because of our lack of financial resources.

We may seek a business opportunity with entities which have recently commenced operations, or that desire to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. We may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

We expect that the selection of a business opportunity will be complex. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, we believe that there are numerous firms seeking the benefits of an issuer who has complied with the 1934 Act. Such benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all stockholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We have, and will continue to have, essentially no assets to provide the owners of business opportunities. However, we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in an issuer who has complied with the 1934 Act without incurring the cost and time required to conduct an initial public offering.

The analysis of new business opportunities will be undertaken by, or under the supervision of, our Board of Directors. We intend to concentrate on identifying preliminary prospective business opportunities which may be brought to our attention through present associations of our director, professional advisors or by our stockholders. In analyzing prospective business opportunities, we will consider such matters as (i) available technical, financial and managerial resources; (ii) working capital and other financial requirements; (iii) history of operations, if any, and prospects for the future; (iv) nature of present and expected competition; (v) quality, experience and depth of management services;
(vi) potential for further research, development or exploration; (vii) specific risk factors not now foreseeable but that may be anticipated to impact the proposed activities of the company; (viii) potential for growth or expansion;
(ix) potential for profit; (x) public recognition and acceptance of products, services or trades; (xi) name identification; and (xii) other factors that we consider relevant. As part of our investigation of the business opportunity, we expect to meet personally with management and key personnel. To the extent possible, we intend to utilize written reports and personal investigation to evaluate the above factors.

We will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

Acquisition Opportunities
-------------------------

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another company or entity. We may also acquire stock or assets of an existing business. Upon consummation of a transaction, it is probable that our present management and stockholders will no longer be in control of us. In addition, our sole director may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our stockholders, or sell his stock in us. Any such sale will only be made in compliance with the securities laws of the United States and any applicable state.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under application federal and state securities laws. In some circumstances, as a negotiated element of the transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after it has successfully consummated a merger or acquisition and is no longer considered an inactive company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future. There is no assurance that such a trading market will develop.

While the actual terms of a transaction cannot be predicted, it is expected that the parties to any business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the business transaction in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owner of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, our stockholders would retain less than 20% of the issued and outstanding shares of the surviving entity. This would result in significant dilution in the equity of our stockholders.

As part of our investigation, we expect to meet personally with management and key personnel, visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise. The manner in which we participate in an opportunity will depend on the nature of the opportunity, the respective needs and desires of both parties, and the management of the opportunity.

With respect to any merger or acquisition, and depending upon, among other things, the target company's assets and liabilities, our stockholders will in all likelihood hold a substantially lesser percentage ownership interest in us following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event we acquire a target company with assets and expectations of growth. Any merger or acquisition can be expected to have a significant dilutive effect on the percentage of shares held by our stockholders.

We will participate in a business opportunity only after the negotiation and execution of appropriate written business agreements. Although the terms of such agreements cannot be predicted, generally we anticipate that such agreements will (i) require specific representations and warranties by all of the parties;
(ii) specify certain events of default; (iii) detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing; (iv) outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants; (v) set forth remedies on defaults; and (vi) include miscellaneous other terms.

As stated above, we will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance within the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by that business to be acquired, the definitive closing documents will provide that the proposed transaction will be voidable, at the discretion of our present management. If such transaction is voided, the definitive closing documents will also contain a provision providing for reimbursement for our costs associated with the proposed transaction.

Competition
-----------

We believe we are an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than we have. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

Investment Company Act 1940
---------------------------

Although we will be subject to regulation under the Securities Act of 1933, as amended, and the 1934 Act, we believe we will not be subject to regulation under the Investment Company Act of 1940 (the "1940 Act") insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations that result in us holding passive investment interests in a number of entities, we could be subject to regulation under the 1940 Act. In such event, we would be required to register as an investment company and incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the 1940 Act and, consequently, any violation of the 1940 Act would subject us to material adverse consequences. We believe that, currently, we are exempt under Regulation 3a-2 of the 1940 Act.

INTELLECTUAL PROPERTY

Effective February 16, 2001, following the sale of our entire business, and all of our assets, we hold no patents or patent applications.

EMPLOYEES

Effective March 2001, all of our directors resigned in connection with the sale of our business and assets. Consequently, during the period March 2001 through March 2006, we had no employees, officers or directors.

In March 2006, we appointed three new board directors who work on our affairs, as required. In March 2006, Mr. Cutler was appointed our Chief Executive Officer and Chief Financial Officer. We do not have an employment agreement with Mr. Cutler.

FACTORS AFFECTING FUTURE PERFORMANCE

The factors affecting our future performance changed dramatically as a result of the sale of our entire business, and all of our assets, in February 2001 and the appointment of our new board of directors in March 2006. Rather than an operating business, our goal is to reach satisfactory negotiated settlements with our outstanding creditors, obtain debt and/or equity finance to fund negotiated settlements with our creditors and to meet our ongoing operating expenses, seek to be listed on the over the counter bulletin board and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. Although there is no assurance that this series of events will be successfully completed, we believe we can successfully complete an acquisition or merger which will enable us to continue as a going concern. Any acquisition or merger will most likely be dilutive to our existing stockholders.

The factors affecting our future performance are listed and explained below under the section "Risk Factors" in Management's Discussion and Analysis on page 21.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto and the other financial information included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of any number of factors, including those set forth under "Risk Factors" on page 21 and elsewhere in this report.

OVERVIEW

In February 16, 2001, we sold our entire business, and all of our assets, for the benefit of our creditors under a Chapter 11 reorganization. On March 13, 2001, we were dismissed, by the Court, from the Chapter 11, at which time the last of our remaining directors resigned. As of March 13, 2001, we had no business or other source of income, no assets, no employees, officers or directors, outstanding liabilities of approximately $8.4 million and had terminated our duty to file reports under securities law.

In March 2006, we appointed a new board of directors and are now focused on reaching satisfactory negotiated settlements with our remaining outstanding creditors, bringing our financial records up to date, seeking a listing on the over the counter bulletin board, raising debt and/or equity to fund negotiated settlements with our creditors and to meet our ongoing operating expenses and attempting to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There can be no assurance that this series of events will be successfully completed.

Prior to the sale of our entire business and all of our assets in February 2001, we offered products and services for business to business communications, secure Internet financial products, such as online banking and bill paying services, and secure Internet access and services for our customers, which were primarily credit unions, their members and credit union business partners, in some cases trading under the name cavion.com. We were also building and managing a secure private communications network exclusively for the credit union industry. This network acted as a communications platform for the delivery of services and information to and from credit unions and related businesses. We had developed and were beginning to offer an integrated network of e-commerce portals called Member Emporium. Member Emporium was designed to enable a credit union to provide its members with access to a variety of products and services, typically at a discount from retail or Internet-based prices.

Throughout the period of our operations we generated significant losses associated with the start up of these operations and were unable to raise sufficient debt or equity to fund these start up operating losses. Accordingly, we eventually had no alternative but to file protection under for protection under Chapter 11 of the United States Bankruptcy Code and to sell our entire business and all of our assets for the benefit of our creditors.

In March 2006, we held a shareholders' meeting at which Mr. David J. Cutler was appointed as a director, Chief Executive Officer and Chief Financial Officer, and Messrs. Wesley Whiting and Reggie Green were appointed as directors. At the shareholders' meeting, Mr. Cutler was instructed to use his best efforts to reach satisfactory negotiated settlements with our outstanding creditors, bring our financial records up to date, seek a listing on the over the counter bulletin board, raise debt and/or equity financing to fund the negotiated settlements with our creditors and to meet ongoing operating expanses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There is no assurance that this series of events will be satisfactorily completed.

During the second quarter of 2006, our books and records were retrieved from a number of different storage locations including our former attorneys and the purchaser of our business and assets.

During the third quarter of 2006, financial statements for the fiscal years ended December 31, 2005 and 2004 were completed and submitted for audit to Larry O'Donnell, CPA, PC (`O'Donnell') who was appointed as our new independent accountant effective August 15, 2006.

In the period from his appointment in March 2006 through September 2006, Mr. David J Cutler, a director and our Chief Executive Officer and Chief Financial Officer, incurred more than $50,000 on our behalf in bringing our affairs up to date, principally on settling certain of our outstanding liabilities, legal and accounting fees and directors' remuneration. In September 2006, Mr. Cutler agreed to convert $50,000 of this loan to us into equity on a basis to be determined by an independent third party valuation. In September 2006, our independent directors authorized an initial issue of 510,000 shares of our common stock, representing 50.3% of our total issued and outstanding shares of our common stock, to Mr. Cutler, pending the completion of the independent third party valuation. In November 2006, the independent third part valuation of our shares of common stock was completed and on the basis of this third party valuation our independent directors authorized the issue of an additional 897,644 shares of our common stock to Mr. Cutler as the balance of the equity to which he was entitled on the conversion of his $50,000 loan to us into equity. Following this second and final issue of equity to Mr. Cutler, Mr. Cutler owned a total of 1,407,644 shares of our common stock representing 70% of our total issued and outstanding shares of our common stock. In the period from October 2006 through March 2007, Mr. Cutler has further incurred in excess of $45,000 of expenses on our behalf in bringing our affairs up to date. There can be no assurance that Mr. Cutler will continue to incur expenses on our behalf.

On October 16, 2006, we held an annual meeting of shareholders at which the majority of our shareholders voted to re-elect our existing directors for another term, change our name to a name to be determined by our Board of Directors, authorize a reverse split of our common stock on a basis up to one for ten and to increase our authorized share capital from 19,970,000 class A shares to 100,000,000 class A shares. As authorized by the vote of the shareholders, on October 23, 2006, we changed our name from Cavion Technologies, Inc. to Concord Ventures, Inc. and on November 11, 2006, we completed a reverse split of our common stock on a basis of one for ten. As a consequence of our name change, our trading symbol on the Pinks Sheets was subsequently changed from CVTEQ.PK to CCVR.PK.

Following a ten for one reverse split in November 2006, we issued a total of 50,000 shares of our common stock to our two non-executive directors as remuneration for their services to us (25,000 shares of common stock to each). The shares had a value of $445. We also issued a total of 50,000 shares of common stock for services provided by two separate, third party consultants (25,000 shares to each). The shares had a value of $445.

During the period of April 1, 2003 through March 31, 2006, a portion of our outstanding liabilities which had been incurred, prior to our dismissal from our Chapter 11 reorganization, were statute barred under the state laws of California, Delaware, Florida, Indiana, Maryland, Nebraska, North Carolina, Pennsylvania, Texas and Vermont, and we recognized a gain on these statute barred liabilities of $738,000 during that period.

During the three months ended March 31, 2007, a portion of our outstanding liabilities which had been incurred, prior to our dismissal from our Chapter 11 reorganization, were statute barred under the state laws of Arizona, Colorado, Georgia, Massachusetts, Minnesota, Mississippi, New Jersey, New York, Oregon, South Dakota, Tennessee, Washington and Wisconsin, and we recognized a gain on these statute barred liabilities of $7.3 million during the period.

As a result of the impact of the statute of limitations on our outstanding liabilities which had been incurred prior to our dismissal from Chapter 11, our outstanding liabilities have been reduced from approximately $8.4 million to approximately $640,000 by March 2007.

PLAN OF OPERATIONS

Our plan of operations is to negotiate satisfactory settlements with our outstanding creditors, seek a listing on the over the counter bulletin board, raise debt and/or equity to fund negotiated settlements with our creditors and to meet our ongoing operating expenses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There can be no assurance that we will successfully complete this series of transactions. In particular there is no assurance that any such business will be located or that any stockholder will realize any return on their shares after such a transaction. Any merger or acquisition completed by us can be expected to have a significant dilutive effect on the percentage of shares held by our current stockholders. We believe we are an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than we have. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

We intend to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to us by persons or firms which desire to seek the advantages of an issuer who has complied with the Securities Act of 1934 (the "1934 Act"). We will not restrict our search to any specific business, industry or geographical location, and we may participate in business ventures of virtually any nature. This discussion of our proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities. We anticipate that we may be able to participate in only one potential business venture because of our lack of financial resources.

We may seek a business opportunity with entities which have recently commenced operations, or that desire to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. We may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

We expect that the selection of a business opportunity will be complex and risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, we believe that there are numerous firms seeking the benefits of an issuer who has complied with the 1934 Act. Such benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all stockholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We have, and will continue to have, essentially no assets to provide the owners of business opportunities. However, we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in an issuer who has complied with the 1934 Act without incurring the cost and time required to conduct an initial public offering.

The analysis of new business opportunities will be undertaken by, or under the supervision of, our sole director. We intend to concentrate on identifying preliminary prospective business opportunities which may be brought to our attention through present associations of our director, professional advisors or by our stockholders. In analyzing prospective business opportunities, we will consider such matters as (i) available technical, financial and managerial resources; (ii) working capital and other financial requirements; (iii) history of operations, if any, and prospects for the future; (iv) nature of present and expected competition; (v) quality, experience and depth of management services;
(vi) potential for further research, development or exploration; (vii) specific risk factors not now foreseeable but that may be anticipated to impact the proposed activities of the company; (viii) potential for growth or expansion;
(ix) potential for profit; (x) public recognition and acceptance of products, services or trades; (xi) name identification; and (xii) other factors that we consider relevant. As part of our investigation of the business opportunity, we expect to meet personally with management and key personnel. To the extent possible, we intend to utilize written reports and personal investigation to evaluate the above factors.

We will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

Liquidity and Capital Resources

At March 31, 2007, we did not have any cash or cash equivalents, $198 of assets, consisting of a prepaid expense, no operating business or other source of income and outstanding liabilities and a stockholders' deficit of $640,000.

Consequently, we are now dependent on raising additional equity and/or debt to fund any negotiated settlements with our outstanding creditors and meet our ongoing operating expenses. There is no assurance that we will be able to raise the necessary equity and/or debt that we will need to be able to negotiate acceptable settlements with our outstanding creditors or fund our ongoing operating expenses.

It is our current intention to seek to reach satisfactory negotiated settlements with our outstanding creditors, seek a listing on the over the counter bulletin board, raise debt and/or equity financing to fund the negotiated settlements with our creditors and to meet ongoing operating expanses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders.. There is no assurance that this series of events will be satisfactorily completed.

RESULTS OF OPERATIONS - THREE MONTHS ENDED MARCH 31, 2007 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2006

On February 16, 2001, we sold our entire business, and all of our assets, for the benefit of our creditors under Chapter 11 reorganization. We were dismissed from the Chapter 11 reorganization, effective March 13, 2001, at which time the last of our existing directors resigned. From March 13, 2001 to March 2006, we had no business or other source of income, no assets, no employees or directors, outstanding liabilities of approximately $8.4 million and had terminated our duty to file reports under securities law.

In March 2006, we appointed a new board of directors, and have focused our efforts on reaching satisfactory negotiated settlements with our outstanding creditors, obtaining a listing on the over the counter bulletin board, raising debt and/or equity to fund negotiated settlements with our creditors and to meet our ongoing operating expenses and attempting to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There can be no assurance that this series of events will be successfully completed.

Gain on Statute Barred Liabilities

During the three months ended March 31,  2007,  we  recognized a gain on statute barred liabilities of $7,330,000 compared to a gain on statute barred liabilities of $87,000 in the three months ended March 31, 2006, a decrease of $7,243,000.

During the three months ended March 31, 2007, outstanding liabilities, which had been incurred, prior to our dismissal from our Chapter 11 reorganization, were statute barred under the state laws of Arizona, Colorado, Georgia, Massachusetts, Minnesota, Mississippi, New Jersey, New York, Oregon, South Dakota, Tennessee, Washington, and Wisconsin and we recognized a gain on these statute barred liabilities of $7.3 million.

During the three months ended March 31, 2006, outstanding liabilities, which had been incurred, prior to our dismissal from our Chapter 11 reorganization, were statute barred under the state laws of Florida, Nebraska, and Vermont and we recognized a gain on these statute barred liabilities of $87,000.

General and Administrative Expenses

During the three months ended March 31, 2007, we incurred $23,000 in general and administrative expenses compared to $11,000 in the three months ended March 31, 2006, an increase of $12,000. The increase was due largely from the fact the three months ended March 31, 2007, includes three months of operations while the three months ended March 31, 2006, only included one month of renewed operations. Our new board of directors was appointed in March 2006 and consequently, there were no operations, and therefore no costs were incurred in January or February 2006.

Operating Profit

During the three months ended March 31, 2007, we incurred an operating profit of $7,307,000 compared to $76,000 in the three months ended March 31, 2006, a increase of $7,231,000 , due to the factors discussed above.

Interest and Other Income / (Expenses) Net

In the three months ended March 31, 2007, we incurred an expense of $1,000 in interest and other income / (expenses) compared to $0 in the three months ended March 31, 2006, an increase of $1,000. In the three months ended March 31, 2007, we accrued interest at 8% on the loan made to us by Mr. David J. Cutler, an officer and director of the Company, in respect of expenses incurred settling certain of our outstanding liabilities and bringing our books and records up to date which he paid directly on our behalf. As Mr. Cutler had only just been appointed as our director in March 2006, no interest had been charged on the balance of funds he had advanced to us at that stage.

We have not accrued interest expense during the three months ended March 31, 2007 and 2006, in respect of our outstanding liabilities from March 2001, as we believe that these liabilities will be settled for their current carrying values, or less, and consequently no additional interest provision is required.

Profit before Income Tax

During the three months ended March 31, 2007, we realized a profit before income tax of $7,307,000 compared to $76,000 in the three months ended March 31, 2006, an increase of $7,231,000, due to the factors discussed above.

Provision for Income Taxes

No provision for income taxes was recorded in either the three months ended March 31 2007 or 2006, as we have sufficiently brought forward tax losses to offset the profits arising in these periods.

Net Profit

During the three months ended March 31, 2007, we realized a net profit of $7,307,000 compared to $76,000 during the three months ended March 31, 2006, an increase of $7,231,000, due to the factors discussed above, regarding the gains on statute barred liabilities.

CASH FLOW INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2007

At of March 31, 2007, we did not have any cash or cash equivalents, $198 of assets, which consisted of a prepaid expense, no operating business or other source of income and outstanding liabilities and a stockholders' deficit of approximately $640,000.

Consequently, we are now dependent on raising additional equity and/or debt to fund any negotiated settlements with our outstanding creditors and meet our ongoing operating expenses. There is no assurance that we will be able to raise the necessary equity and/or debt that we will need to be able to negotiate acceptable settlements with our outstanding creditors or fund our ongoing operating expenses.

In the period from his appointment in March 2006 through September 2006, Mr. Cutler, a officer and director of the Company, incurred more than $50,000 on our behalf in bringing our affairs up to date, principally on settling certain of our outstanding liabilities, legal and accounting fees and directors' remuneration. In September 2006, Mr. Cutler agreed to convert $50,000 of this loan to us into equity on a basis to be determined by an independent third party valuation. In September 2006, our independent directors authorized an initial issuance of 510,000 shares of our common stock, representing 50.3% of our total issued and outstanding shares of our common stock, to Mr. Cutler, pending the completion of the independent third party valuation. In November 2006, the independent third part valuation of our shares of common stock was completed and on the basis of this third party valuation our independent directors authorized the issue of an additional 897,644 shares of our common stock to Mr. Cutler, as the balance of the equity to which he was entitled to in connection with the conversion of his $50,000 loan to us into equity. Following this second and final issuance of shares, Mr. Cutler owned a total of 1,407,644 shares of our common stock, representing 70% of our total issued and outstanding shares of our common stock, at that time. In the period from October 2006 through March 2007, Mr. Cutler has further incurred in excess of $45,000 of expenses in bringing our affairs up to date. There can be no assurance that Mr. Cutler will continue to incur expenses on our behalf.

It is our current intention to seek to reach satisfactory negotiated settlements with our outstanding creditors, seek a listing on the over the counter bulletin board, raise debt and/or equity financing to fund the negotiated settlements with our creditors and to meet ongoing operating expanses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There is no assurance that this series of events will be satisfactorily completed.

During the three months ended March 31, 2007 and 2006, we did not have a bank account and, consequently, no movements in cash flow. All our costs we paid for directly by Mr. David J Cutler, a officer and director of the Company.

FISCAL YEAR ENDED DECEMBER 31, 2006 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 2005

Gain on Statute Barred Liabilities

In the year ended December 31, 2006, we recognized a gain on statute barred liabilities of $87,000, compared to a gain on statute barred liabilities of $515,000 in the year ended December 31, 2005, a decrease of $428,000.

In the year ended December 31, 2006, outstanding liabilities which had been incurred, prior to our dismissal from our Chapter 11 reorganization, were statute barred under the state laws of Florida, Nebraska and Vermont and we recognized a gain on these statute barred liabilities of $87,000.

In the year ended December 31, 2005, outstanding liabilities which had been incurred, prior to our dismissal from our Chapter 11 reorganization, were statute barred under the state laws of California, Pennsylvania and Texas and we recognized a gain on these statute barred liabilities of $515,000.

General and Administrative Expenses

In the year ended December 31, 2006, we incurred $76,000 in general and administrative expenses compared to $0 in the year ended December 31, 2005, an increase of $76,000. In the year ended December 31, 2006, we incurred directors' remuneration of $445, legal and accounting fees and related overhead expenses in retrieving our financial books and records from various locations where they had been stored since our bankruptcy and in bringing our books and records up to date. During the year ended December 31, 2005, we had no employees, no directors and undertook no operations on any nature and accordingly recognized no income or expenses in the year ended December 31, 2005.

Operating Profit

In the year ended December 31, 2006, we recognized an operating profit of $11,000 compared to $515,000 in the year ended December 31, 2005, an increase of $504,000, due to the factors as discussed above.

Interest and Other Income / (Expenses) Net

In the year ended December 31, 2006, we incurred an increase of $1,000 in interest and other income / (expenses) net compared to $0 in the year ended December 31, 2005, an increase of $1,000. In the year ended December 31, 2006, we accrued interest at 8% on the loan made to us by Mr. Cutler, a officer and director, in respect of expenses incurred settling certain of our outstanding liabilities and bringing our books and records up to date which he paid directly on our behalf.

We have accrued no interest expense during the fiscal years ended December 31, 2006 and 2005, in respect to our outstanding liabilities from March 2001, as we believe that these liabilities will be settled for their current carrying values, or less, and, consequently, no additional interest provision is required.

Profit before Income Tax

In the year ended December 31, 2006, we recognized a profit before income tax of $10,000 compared to a $515,000 profit before income tax in the year ended December 31, 2005, a decrease of $505,000, due to the factors discussed above.

Provision for Income Taxes

No provision for income taxes was recorded in either the year ended December 31 2006 or 2005, as we have sufficiently brought forward tax losses to offset the profits arising in these periods.

Net Profit

In the year ended December 31, 2006, we realized a net profit of $10,000 compared to a net profit of $515,000 in the year ended December 31, 2005, a decrease of $505,000, or 98%, due to the factors set out above.

CASH FLOW INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2006

As of December 31, 2006, we had no cash or cash equivalents, $198 of assets, which consisted of a prepaid expense, no operating business or other source of income and outstanding liabilities and a stockholder' deficit of approximately $7.9 million.

Consequently, we are now dependent on raising additional equity and/or debt to fund any negotiated settlements with our outstanding creditors and meet our ongoing operating expenses. There is no assurance that we will be able to raise the necessary equity and/or debt that we will need to be able to negotiate acceptable settlements with our outstanding creditors or fund our ongoing operating expenses.

In the period from his appointment in March 2006 through September 2006, Mr. Cutler, a officer and director of the Company, incurred more than $50,000 on our behalf in bringing our affairs up to date, principally on settling certain of our outstanding liabilities, legal and accounting fees and directors' remuneration. In September 2006, Mr. Cutler agreed to convert $50,000 of this loan to us into equity on a basis to be determined by an independent third party valuation. In September 2006, our independent directors authorized an initial issuance of 510,000 shares of our common stock, representing 50.3% of our total issued and outstanding shares of our common stock, to Mr. Cutler, pending the completion of the independent third party valuation. In November 2006, the independent third part valuation of our shares of common stock was completed and on the basis of this third party valuation our independent directors authorized the issue of an additional 897,644 shares of our common stock to Mr. Cutler, as the balance of the equity to which he was entitled to in connection with the conversion of his $50,000 loan to us into equity. Following this second and final issuance of shares, Mr. Cutler owned a total of 1,407,644 shares of our common stock, representing 70% of our total issued and outstanding shares of our common stock, at that time. In the period from October 2006 through March 2007, Mr. Cutler has further incurred in excess of $45,000 of expenses in bringing our affairs up to date. There can be no assurance that Mr. Cutler will continue to incur expenses on our behalf.

It is our current intention to seek to reach satisfactory negotiated settlements with our outstanding creditors, seek a listing on the over the counter bulletin board, raise debt and/or equity financing to fund the negotiated settlements with our creditors and to meet ongoing operating expanses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders.. There is no assurance that this series of events will be satisfactorily completed.

During the years ended December 31, 2006 and 2005, we did not have a bank account and consequently, there were no movements in cash flow. All our costs we paid for directly by Mr. Cutler, a officer and director of the Company.

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies and estimates used in the preparation of their financial statements. On an on-going basis, we evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 1 to our Financial Statements on page 49. These policies were selected because they represent the more significant accounting policies and methods that are broadly applied in the preparation of our financial statements. However, it should be noted that we intend to acquire a new operating business. The critical accounting policies and estimates for such new operations will, in all likelihood, be significantly different from our current policies and estimates.

OFF  BALANCE  SHEET   ARRANGEMENTS,   CONTRACTUAL   OBLIGATIONS  AND  COMMERCIAL
COMMITMENTS

Financial Reporting Release No. 61 requires all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments. Details of the arrangements, contractual obligations and commercial commitments are described in Note. 12 of our Financial Statements on page 64.

ACCOUNTING PRONOUNCEMENTS

In March 2005, the Financial Accounting Standards Board (FASB) Interpretation No. 47 "FIN 47" was issued, which clarifies certain terminology as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations." In addition it clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Early adoption of FIN 47 is encouraged. We do not believe that the adoption of FIN 47 will have a material impact on our financial conditions or results of operation.

In May 2005, the FASB issued FASB Statement No. 154, which replaces APB Opinion No.20 and FASB No. 3. This Statement provides guidance on the reporting of accounting changes and error corrections. It established, unless impracticable retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements to a newly adopted accounting principle. The Statement also provides guidance when the retrospective application for reporting of a change in accounting principle is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. This Statement is effective for financial statements for fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. We do not believe that the adoption of FASB Statement No. 154 will have a material impact on our financial conditions or results of operation.

In February 2006, the FASB issued FASB Statement No. 155, which is an amendment of FASB Statements No. 133 and 140. This Statement; a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strip and principal-only strip are not subject to the requirements of Statement 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interest that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. We does not believe that the adoption of FASB Statement No. 155 will have a material impact on our financial conditions or results of operation

In March 2006, the FASB issued FASB Statement No. 156, which amends FASB Statement No. 140. This Statement establishes, among other things, that accounting for all separately recognized servicing assets and servicing liabilities. This Statement amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments Is the same accounting period. This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. We do not believe that the adoption of FASB Statement No. 156 will have a material impact on our financial conditions or results of operation.

In September 2006, the FASB issued  Statement of Financial  Accounting  Standard
(SFAS) No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurement where the FASB has previously determined that under those pronouncements fair value is the appropriate measurement. This statement does not require any new fair value measurements but may require companies to change current practice. This statement is effective for those fiscal years beginning after November 15, 2007 and to the interim periods within those fiscal years. We believe that SFAS No. 157 should not have a material impact on our financial position or results of operations

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"). SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, recognize changes in that funded status in the year in which the changes occur through comprehensive income and measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year. The provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. We believe that SFAS No. 158 should not have a material impact on our financial position or results of operations.

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. We believe that FIN No. 48 should not have a material impact on our financial position or results of operations

In  September  2006,  the  SEC  issued  Staff   Accounting   Bulletin  No.  108,
"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statements and related financial statement disclosure using both the rollover approach and the iron curtain approach. The requirements of SAB 108 are effective for annual financial statements covering the first fiscal year ending after November 15, 2006. SFAS No. 158 has not had a material impact on our financial position or results of operations.

EFFECTS OF INFLATION

Although we cannot accurately anticipate the effect of inflation on our operations, we do not believe that inflation has had, or is likely in the future to have, a material effect on our results or financial condition.

SUBSEQUENT EVENTS

None.

RISK FACTORS

You should be aware that there are various risks associated with our business, including the risks discussed below. You should carefully consider these risk factors, as well as the other information contained in this Registration Statement, in evaluating our business and us.

The factors affecting our future performance changed dramatically as a result of the following events:

    - sale of our entire business, and all of our assets, for the benefit of our creditors as part of our Chapter 11 reorganization in February 2001,
    -     our dismissal from the Chapter 11 reorganization,
    - the resignation of the last of our existing directors at that time, and
    -     the  subsequent  appointment  of our new board of  directors  in March
          2006.

Rather than our previous operating business, our business is now to seek to reach satisfactory negotiated settlements with the substantially reduced balance of our outstanding creditors, a listing on the over the counter bulletin board and to raise the debt and/or equity to fund negotiated settlements with our creditors and to meet our ongoing operating expenses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There can be no assurance that this series of events will be successfully completed or that any stockholder will realize any return on their shares after the new business plan has been implemented.

WE HAVE A SUBSTANTIAL BALANCE OF OUTSTANDING LIABILITIES

As of December 31, 2006, we had outstanding liabilities of approximately $7.9 million, relating to our creditors, who were outstanding at February 16, 2001, but who could not be repaid from the proceeds from the sale of our entire business and all of our assets as the proceeds were insufficient to repay all of our creditors.

As of March 31, 2007, we had outstanding liabilities of approximately $640,000, relating to our creditors who were outstanding at February 16, 2001, but who could not be repaid from the proceeds from the sale of our entire business and all of our assets as the proceeds were insufficient to repay all of our creditors.

We currently have no assets, no operating business or our source of income from which to repay these creditors. Accordingly, we must attempt to negotiate acceptable settlements with these outstanding creditors and then attempt to raise debt and/or equity funding to finance the payment of the agreed settlements. There can be no assurance that we shall be able to negotiate acceptable settlements with our outstanding creditors or that we shall be able to raise the necessary debt and/or equity finance to fund any such agreed settlements. If we are unable to settle these liabilities on an acceptable basis it is unlikely that will be able to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders.

WE BELIEVE THAT A  SUBSTANTIAL  BALANCE OF OUR  LIABILITIES  HAS BECOME  STATUTE
BARRED

During the period of April 1, 2003 through March 31, 2006, outstanding liabilities, which had been incurred, prior to our dismissal from our Chapter 11 bankruptcy, were statute barred under the state laws of California, Delaware, Florida, Indiana, Maryland, Nebraska, North Carolina, Pennsylvania, Texas and Vermont, and we recognized a gain on these statute barred liabilities of $738,000 in the period.

During the three months ended March 31, 2007, outstanding liabilities which had been incurred, prior to our dismissal from our Chapter 11 reorganization, were statute barred under the state laws of Arizona, Colorado, Georgia, Massachusetts, Minnesota, Mississippi, New Jersey, New York, Oregon, South Dakota, Tennessee, Washington and Wisconsin, and we recognized a gain on these statute barred liabilities of $7.3 million.

Certain of our former creditors may disagree that our liabilities owed to them are no longer outstanding because they have become statute barred. If these former creditors were to successfully challenge the fact that our liabilities to them are no longer outstanding because they have become statute barred, we do not have the funds available to settle these liabilities. If these former liabilities were held to be valid and outstanding it is unlikely that we would be able to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders.

WE HAVE INCURRED SIGNIFICANT LOSSES AND ANTICIPATE FUTURE LOSSES

As of December 31, 2006, we had an accumulated deficit in excess of $24 million and a stockholders' deficit in excess of approximately $7.9 million.

As of March 31, 2007, we had an accumulated deficit in excess of $17 million and a stockholders' deficit in excess of approximately $640,000.

Future losses are likely to occur as, until we are able to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders as we have no sources of income to meet our operating expenses. As a result of these, among other factors, we received from our registered independent public accountants in their report for the financial statements for the years ended December 31, 2006 and 2005, an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern.

OUR EXISTING FINANCIAL RESOURCES ARE INSUFFICIENT TO MEET OUR ONGOING OPERATING EXPENSES

We have no sources of income at this time and no existing cash balances to meet our ongoing operating expenses. In the short term, unless we are able to raise additional debt and/or equity we shall be unable to meet our ongoing operating expenses. On a longer term basis, we intend to seek to reach satisfactory negotiated settlements with the substantially reduced balance of our outstanding creditors, obtain a listing on the over the counter bulletin board and to raise the debt and/or equity to fund negotiated settlements with our creditors and merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There can be no assurance that this series of events will be successfully completed.

WE INTEND TO PURSUE THE ACQUISITION OF AN OPERATING BUSINESS

Our sole strategy is to acquire an operating business. Successful implementation of this strategy depends on our ability to identify a suitable acquisition candidate, acquire such company on acceptable terms and integrate its operations. In pursuing acquisition opportunities, we compete with other companies with similar strategies. Competition for acquisition targets may result in increased prices of acquisition targets and a diminished pool of companies available for acquisition. Acquisitions involve a number of other risks, including risks of acquiring undisclosed or undesired liabilities, acquired in-process technology, stock compensation expense, diversion of management attention, potential disputes with the seller of one or more acquired entities and possible failure to retain key acquired personnel. Any acquired entity or assets may not perform relative to our expectations. Our ability to meet these challenges has not been established.

SCARCITY OF, AND COMPETITION FOR, BUSINESS OPPORTUNITIES AND COMBINATIONS

We believe we are an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than we have. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

WE HAVE NOT EXECUTED ANY FORMAL AGREEMENT FOR A BUSINESS COMBINATION OR OTHER TRANSACTION AND HAVE ESTABLISHED NO STANDARDS FOR BUSINESS COMBINATIONS

We have not executed any formal arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of a private or public entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. We have not identified any particular industry or specific business within an industry for evaluation. There is no assurance we will be able to negotiate a business combination on terms favorable, if at all. We have not established a specific length of operating history or specified level of earnings, assets, net worth or other criteria which we will require a target business opportunity to have achieved, and without which we would not consider a business combination. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION AND DILUTION TO STOCKHOLDERS

Our primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in us issuing securities to stockholders of such private company. The issuance of previously authorized and unissued shares of our common stock would result in reduction in percentage of shares owned by present and prospective stockholders and may result in a change in control or management. In addition, any merger or acquisition can be expected to have a significant dilutive effect on the percentage of the shares held our stockholders.

BECAUSE INSIDERS CONTROL OUR ACTIVITIES, THET MAY CAUSE US TO ACT IN A MANNER THAT IS MOST BENEFICIAL TO THEM AND NOT TO OUTSIDE SHAREHOLDERS WHICH COULD CAUSE US NOT TO TAKE ACTIONS THAT OUTSIDE INVESTORS MIGHT VIEW FAVORABLY

Our executive officers, directors, and holders of 5% or more of our outstanding common stock beneficially own approximately 70% of our outstanding common stock. As a result, they effectively control all matters requiring director and stockholder approval, including the election of directors, the approval of significant corporate transactions, such as mergers and related party transaction. These insiders also have the ability to delay or perhaps even block, by their ownership of our stock, an unsolicited tender offer. This concentration of ownership could have the effect of delaying, deterring or preventing a change in control of our company that you might view favorably.

OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST WHICH MAY NOT BE RESOLVED FAVORABLY TO US.

Certain conflicts of interest may exist between our directors and us. Our Directors have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to us. See "Directors, Executive Officers, Promoters and Control Persons" (page 27), and "Conflicts of Interest." (page 28).

WE MAY DEPEND UPON OUTSIDE ADVISORS, WHO MAY NOT BE AVAILABLE ON REASONABLE TERMS AND AS NEEDED.

To supplement the business experience of our officers and directors, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. Our Board without any input from stockholders will make the selection of any such advisors. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to us. In the event we consider it necessary to hire outside advisors, we may elect to hire persons who are affiliates, if they are able to provide the required services.

WE ARE OUT OF COMPLIANCE WITH THE LISTING REQUIREMENTS OF THE NASDAQ MARKET AND HAVE NOT BEEN LISTED ON THE OVER THE COUNTER BULLETIN BOARD

 In March 2001, we filed a Form 15 terminating our registration and there for our requirements to file reports under the Securities Acts. We are now listed as a non-reporting company on the Pink Sheets. Failure obtain a listing on the over the counter bulletin board may adversely effective our ability to raise equity and implement our proposed business plan to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders.

WE ARE NOT A REPORTING COMPANY A THIS TIME, BUT WILL BECOME ONE DUE TO THE FILING OF THIS FORM 10-SB

 In March 2001, we filed a Form 15 terminating our registration and there our requirements to file reports under the Securities Acts. We are now listed as a non-reporting company on the Pink Sheets. Upon the successful filing of this Form 10-SB, we will be subject to the reporting requirements under the Securities and Exchange Act of 1934. As a result, shareholders will have access to the information required to be reported by publicly held companies under the Exchange Act and the regulations thereunder. We intend to provide our shareholders with quarterly unaudited reports and annual reports containing financial information prepared in accordance with generally accepted accounting principles audited by independent certified public accountants and intend to register under the Securities Exchange Act, Section12(g). There can be no assurance that we shall be able to file this Form 10-SB successfully or that we shall become a reporting company.

THE REGULATION OF PENNY STOCKS BY SEC AND NASD MAY HAVE AN EFFECT ON THE TRADABILITY OF OUR SECURITIES.

Our securities are currently listed on the Pink Sheets and we are currently seeking to have them listed on the over the counter bulletin board. Our shares are subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because our securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to our securities. The rules may further affect the ability of owners of Shares to sell our securities in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

OUR STOCK WILL IN ALL LIKELIHOOD BE THINLY TRADED AND AS A RESULT YOU MAY BE UNABLE TO SELL AT OR NEAR ASK PRICES OR AT ALL IF YOU NEED TO LIQUIDATE YOUR SHARES.

The shares of our common stock may be thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our shares of common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of our shares of common stock until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares of common stock is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on Securities price. We cannot give you any assurance that a broader or more active public trading market for our shares of Common Stock will develop or be sustained, or that any trading levels will be sustained. Due to these conditions, we can give investors no assurance that they will be able to sell their shares of common stock at or near ask prices or at all if you need money or otherwise desire to liquidate your shares of common stock of our Company.

OUR CHIEF EXECUTIVE OFFICER HAS THE ABILITY TO EFFECTIVELY CONTROL SUBSTANTIALLY ALL ACTIONS TAKEN BY STOCKHOLDERS

Mr. Cutler, an officer and director of the Company owns in excess of our 50% of our the issued and outstanding common stock and is able to effectively control substantially all actions taken by our stockholders, including the election of directors. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control that might otherwise be beneficial to stockholders and may also discourage acquisition bids for us and limit the amount certain investors may be willing to pay for shares of common stock.

LOSS OF CONTROL BY OUR PRESENT MANAGEMENT AND STOCKHOLDERS MAY OCCUR UPON ISSUANCE OF ADDITIONAL SHARES.

We may issue further Shares as consideration for the cash or assets or services out of our authorized but unissued Common Stock that would, upon issuance, represent a majority of our voting power and equity. The result of such an issuance would be those new stockholders and management would control us, and persons unknown could replace our management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of us by our current Shareholders.

RULE 144 SALES IN THE FUTURE MAY HAVE A DEPRESSIVE EFFECT ON OUR STOCK PRICE.

All of the outstanding shares of common stock held by our present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted Shares, these Shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. We are registering all of our outstanding Shares so officers, directors and affiliates will be able to sell their Shares if this Registration Statement becomes effective. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of Shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the owner has held the restricted securities for a period of two years. A sale under Rule 144 or under any other exemption from the Act, may have a depressive effect upon the price of the common stock in any market that may develop.

THE PRICE OF OUR COMMON STOCK COULD BE HIGHLY VOLATILE

Our intention is for our shares of common stock to become listed on the Over the Counter Bulletin Board. If we do obtain a listing on the over the counter bulletin board it is likely that our common stock will be subject to price volatility, low volumes of trades and large spreads in bid and ask prices quoted by market makers. Due to the low volume of shares traded on any trading day, persons buying or selling in relatively small quantities may easily influence prices of our common stock. This low volume of trades could also cause the price of our stock to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our common stock may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our common stock exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our common stock. No assurance can be given that an active market in our common stock will develop or be sustained. If an active market does not develop, holders of our common stock may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS ON OUR COMMON STOCK

We do not anticipate paying any cash dividends on our common stock in the foreseeable future.


ITEM 3. DESCRIPTION OF PROPERTIES

Our mailing address is 2460 West 26th Avenue, Suite 380-C, Denver, Colorado, 80211. We do not pay rent for the use of this mailing address. We lease a small 300 sq. foot storage unit at $198 per month, on a month to month basis, to store our books and records. We do not believe it will be necessary to maintain an office at any time in the foreseeable future in order to carry out our plan of operations described herein.

As reported in our SEC filings, we completed through the period to September 30, 2000:

Our corporate headquarters was located at 6446 S. Kenton Street, Englewood, Colorado in an office facility where we leased approximately 14,400 square feet under a lease that was due to expire in February, 2006. This lease was assigned to the purchaser of our business and assets effective February 13, 2001 and expired in February 2006. Accordingly, we have no further liability under this lease.

We maintained our local communications switch in an office facility in Colorado Springs, Colorado which we leased on a month-to-month basis. We have no further liability under this lease.

We had leased nineteen sales and engineering office spaces, typically under 3 - 5 year leases, in San Diego and Sacramento - California, Denver - Colorado, Newark - Delaware, Bradenton - Florida, Indianapolis - Indiana, Schaumburg - Illinois, Boston - Massachusetts, St. Louis - Missouri, Livonia - Michigan, Bloomington - Minnesota, Syracuse - New York, Raleigh - North Carolina, Dublin - Ohio, Portland - Oregon, Lewisburg - Pennsylvania, Memphis - Tennessee, , Dallas and San Antonio - Texas. All outstanding liabilities in respect of these operating leases have been recorded in full on our balance sheet through December 31, 2003.

During the period of April 1, 2003 through March 31, 2006, our outstanding liabilities in respect of leases, entered into prior to our dismissal from our Chapter 11 bankruptcy, were statute barred under the state laws of California, Delaware, Florida, Indiana, Maryland, Nebraska, North Carolina, Pennsylvania, Texas and Vermont, and we recognized a gain on statute barred liabilities of $422,000 in the period relating to these leases.

In the three months ended March 31, 2007, our outstanding liabilities in respect of leases, entered into prior to our dismissal from our Chapter 11 reorganization, were statute barred under the state laws of Arizona, Colorado, Georgia, Massachusetts, Minnesota, Mississippi, New Jersey, New York, Oregon, South Dakota, Tennessee, Washington and Wisconsin, and we recognized a gain of $1,106,000 in the period relating to these leases.

Our liabilities, in respect of our leases in Illinois, Missouri and Ohio, estimated at $196,000, without accrued interest, remain outstanding. No accrual for interest has been made in respect of these liabilities as we believe we can settle the liabilities at, or at less than, their current value recorded in our balance sheet.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The  following  tables  set  forth  certain  information   regarding  beneficial
ownership of our common stock, as of July 16, 2007 by:

    o each person who is known by us to own beneficially more than 5% of our outstanding common stock,

    o     each of our named executive officers and directors, and

    o     all executive officers and directors as a group.

                                                          NUMBER OF   PERCENT OF
             NAME AND ADDRESS OF BENEFICIAL OWNER         SHARES     OUTSTANDING

    David J. Cutler (1)                                  1,407,644        70.0%

    Wesley F. Whiting (1)                                   25,000         1.2%

    Redgie Green (1)                                        25,000         1.2%
                                                        ----------   -----------
    All executive officers and directors as a group.     1,457,644        72.4%
                                                        ==========   ===========

      (1) c/o 2460 West 26th Avenue, Suite 380-C, Denver, Colorado, 80211.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Following the sale of our entire business, and all of our assets, for the benefit of our creditors under a Chapter 11 bankruptcy, the last of our existing directors resigned effective March 13, 2001, in connection with our dismissal from Chapter 11.

Consequently, we have not any directors until the appointment of a new board of directors at a shareholders' meeting held in March 2006.

Effective June 30, 2007, our directors and officers were:

              NAME              AGE             POSITION

       David J. Cutler          51      President, Chief Executive Officer,
                                        Chief Financial Officer and Director

       Wesley F. Whiting        73      Secretary and Director

       Redgie Green             51      Director

David J. Cutler - President, Chief Executive Officer, Chief Financial Office and Director. Mr. Cutler became our director and officer in March 2006. Mr. Cutler has more than 25 years of experience in international finance, accounting and business administration. He held senior positions with multi-national companies such as Reuters Group Plc and the Schlumberger Ltd. and has served as a director for two British previously publicly quoted companies -- Charterhall Plc and Reliant Group Plc. From March 1993 until 1999, Mr. Cutler was a self-employed consultant providing accounting and financial advice to small and medium-sized companies in the United Kingdom and the United States. Mr. Cutler was Chief Financial Officer and subsequently Chief Executive Officer of Multi-Link Telecommunications, Inc., a publicly quoted voice messaging business, from 1999 to 2005. Since April 2005, Mr. Cutler has been Chief Executive Officer, Chief Financial Officer and a director of Aspeon, Inc., a publicly listed shell company and Atomic Paintball, Inc., a development stage owner and operator of paintball parks. Mr. Cutler has a masters degree from St. Catherine College in Cambridge, England and qualified as a British Chartered Accountant and as Chartered Tax Advisor with Arthur Andersen & Co. in London. He was subsequently admitted as a Fellow of the UK Institute of Chartered Accountants. Since arriving in the United States Mr. Cutler has qualified as a Certified Public Accountant, a Fellow of the AICPA Institute of Corporate Tax Management, a Certified Valuation Analyst of the National Association of Certified Valuation Analysts and obtained an executive MBA from Colorado State University.

Wesley F. Whiting - Secretary and Director. Mr. Whiting became our secretary and director in March 2006. Mr. Whiting was President, director, and Secretary of Berge Exploration, Inc. (1978-88) and President, Vice President, and director of NELX, Inc. (1994-1998), and was Vice President and director of Intermountain Methane Corporation (1988-91), and President of Westwind Production, Inc.
(1997-1998). He was a director of Kimbell deCar Corporation from 1998, until 2000 and he has been President and a director of Sun River Energy, Inc. since 1998. He was a Director of Colorado Gold & Silver, Inc. from 1999 to 2000. He was President and director of Business Exchange Holding Corp. from 2000 to 2002 and Acquisition Lending, Inc. (2000 to 2002). He was director and Vice President of Utilitec, Inc. from 1999 to 2002 and has been Vice President and director of Agro Science, Inc. since 2001. He was President and director of Premium Enterprises, Inc. from October 2002 to December 31, 2002. He is Vice President and director of Evergreen Associates, Inc. and Resource Science, Inc. He was appointed Director and Secretary of BSA SatelLINK, Inc. in 2002. He was President and Director of Fayber Group, Inc. from 2003 to 2005 when he resigned. He has also been Director of Life USA, Inc. since 2003. He was a Director of Baymark Technologies, Inc. and was appointed as a Director and secretary of Aspeon, Inc. in March 2006.

Redgie Green - Director. Mr. Green became our director in March 2006 Mr. Green has been Secretary and Director of Sun River Energy, Inc. since 1998. Mr. Green has been co-owner and operator of Green's B&R Enterprises, a wholesale donut baker since 1983. He has been an active investor in small capital and high-tech ventures since 1987. Mr. Green was a director of Colorado Gold & Silver, Inc. in 2000. He was a director for Houston Operating Company in late 2004 until December 2004. He was recently elected as a director for Mountains West Exploration, Inc. He was Secretary, Treasurer and Director of Baymark Technologies, Inc. and appointed as a Director of Aspeon, Inc. in March 2006.

CONFLICTS OF INTEREST - GENERAL.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time, efforts and corporation opportunity, involved in participation with such other business entities. While each officer and director of our business is engaged in business activities outside of our business, they devote to our business such time as they believe to be necessary.

CONFLICTS OF INTEREST - CORPORATE OPPORTUNITIES

Presently no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring an affiliate, associate person or business opportunity from any affiliate or any client of any such person.

COMMITTEES OF THE BOARD OF DIRECTORS

In the ordinary course of business, the board of directors maintains a compensation committee and an audit committee.

The primary function of the compensation committee is to review and make recommendations to the board of directors with respect to the compensation, including bonuses, of our officers and to administer the grants under our stock option plan.

The functions of the audit committee are to review the scope of the audit procedures employed by our independent auditors, to review with the independent auditors our accounting practices and policies and recommend to whom reports should be submitted, to review with the independent auditors their final audit reports, to review with our internal and independent auditors our overall accounting and financial controls, to be available to the independent auditors during the year for consultation, to approve the audit fee charged by the independent auditors, to report to the board of directors with respect to such matters and to recommend the selection of the independent auditors.

In the absence of a separate audit committee our board of directors functions as audit committee and performs some of the same functions of an audit committee, such as recommending a firm of independent certified public accountants to audit the annual financial statements; reviewing the independent auditors independence, the financial statements and their audit report; and reviewing management's administration of the system of internal accounting controls.

ITEM 6.  EXECUTIVE COMPENSATION

During the fiscal year ended December 31, 2006, we had no employees or directors and consequently incurred no executive or directors' compensation during the year ended December 31, 2006.

Effective March 2006, we appointed three new directors.


NAME AND PRINCIPAL    YEAR         SALARY    BONUS    STOCK AWARDS       OPTIONS      NONQUALIFIED    ALL OTHER      TOTAL
PRINCIPAL                                                               AWARDS ($)       DEFERRED        COMP         ($)
POSITION                                                                              COMPEN-SATION
                                                                                           ($)
--------------------- --------- ---------- -------- ---------------- ---------------- --------------- ----------- ------------
David J Cutler,       2006        $50,000      -            -               -               -             -         $50,000
Director, President,
Chief Executive
Officer,
Chief Financial
Officer From
March 2006
--------------------- --------- ---------- -------- ---------------- ---------------- --------------- ----------- ------------
Wesley F Whiting,     2006           -         -       25,000 (1)           -               -             -         $25,000
Director
From March 2006
--------------------- --------- ---------- -------- ---------------- ---------------- --------------- ----------- ------------
Redgie Green,         2006           -         -       25,000 (1)           -               -             -         $25,000
Director
From March 2006
--------------------- --------- ---------- -------- ---------------- ---------------- --------------- ----------- ------------

(1) In November 2006, we issued 25,000 shares of our common stock to each of our two non-executive directors as remuneration for their services to us (50,000 share of common stock in total).

(2) In the period from his appointment in March 2006 through September 2006, Mr. Cutler, an officer and a director of the Company, incurred more than $50,000 on our behalf in bringing our affairs up to date, principally on settling certain of our outstanding liabilities, legal and accounting fees and directors' remuneration. In September 2006, Mr. Cutler agreed to convert $50,000 of this loan to us into equity on a basis to be determined by an independent third party valuation. In September 2006, our independent directors authorized an initial issue of 510,000 shares of our common stock, representing 50.3% of our total issued and outstanding shares of our common stock, to Mr. Cutler, pending the completion of the independent third party valuation. In November 2006 the independent third part valuation of our shares of common stock was completed and on the basis of this third party valuation our independent directors authorized the issue of an additional 897,644 shares of our common stock to Mr. Cutler as the balance of the equity to which he was entitled on the conversion of his $50,000 loan to us into equity. Following this second and final issue of equity, Mr. Cutler owned a total of 1,407,644 shares of our common stock representing 70% of our total issued and outstanding shares of our common stock. In the period from October 2006 through March 2007,

         Mr. Cutler has further incurred in excess of $45,000 of expenses on our behalf in bringing our affairs up to date. There can be no assurance that Mr. Cutler will continue to incur expenses on our behalf.


Name                  Fees Earned     Stock       Options     Non-Equity         Nonqualified       All Other          Total
                      Or Paid-in      Awards      Awards      Incentive Plan     Deferred           Compensation       ($)
                      Cash ($)                    ($)         Compensation       Compensation       ($)
                                                              ($)                ($)
--------------------- --------------- ----------- ----------- ------------------ ------------------ ------------------ ------------
David J. Cutler,      0               0           0           0                  0                  0                  0
Director
--------------------- --------------- ----------- ----------- ------------------ ------------------ ------------------ ------------
Wesley F. Whiting,    0               0           0           0                  0                  0                  0
Director
--------------------- --------------- ----------- ----------- ------------------ ------------------ ------------------ ------------
Redgie Green,         0               0           0           0                  0                  0                  0
Director
--------------------- --------------- ----------- ----------- ------------------ ------------------ ------------------ ------------


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In August 1999, we entered into an agreement with MoneyLine America, LLC, (the "MoneyLine Agreement"), which provided that we would receive payments under an agreement with MoneyLine to provide on line mortgage lending services for credit unions and their members through our network. This agreement called for a minimum payment of $300,000 in the first year, beginning September 1999, escalating to $1,000,000 in years six through ten, provided we had at least 1,500 credit unions, or 12% of the U.S. credit unions on our network by the end of year three. The amounts received were reflected as deferred revenue. 50% of MoneyLine America was owned by Boutine Capital, LLC, one of our principal shareholders.

Effective October 22, 1999, we entered into a five-year agreement with Convergent Communications Services, Inc., ("Convergent"). This agreement included a sale lease back of certain network equipment. Equipment with a net book value of $265,394 was sold for $285,976. A corresponding deferred gain of $20,582 was recorded and was to be recognized over the life of the leases. Under this agreement, Convergent was to establish, maintain and support network connectivity between our network and our customers, including providing, equipment, maintenance and related services for the network. One of our directors was the Chief Executive Officer and chairman of the board of Convergent Communications, Inc., the parent company of Convergent. In addition, Convergent owned 6,400 shares of our Class A Common Stock at December 31, 1999.

During the year ended December 31, 2006, we paid approximately $7,500 to the Aster Management Network in consultancy fees for their assistance in bringing our financial affairs up to date. Aster Management Network is owned by Marshall E Aster, formerly our Chief Financial Officer.

In the period from his appointment in March 2006 through September 2006, Mr. Cutler, an officer and director of the Company, incurred more than $50,000 on our behalf in bringing our affairs up to date, principally on settling certain of our outstanding liabilities, legal and accounting fees and directors' remuneration. In September 2006, Mr. Cutler agreed to convert $50,000 of this loan to us into equity on a basis to be determined by an independent third party valuation. In September 2006, our independent directors authorized an initial issuance of 510,000 shares of our common stock, representing 50.3% of our total issued and outstanding shares of our common stock, to Mr. Cutler, pending the completion of the independent third party valuation. In November 2006, the independent third part valuation of our shares of common stock was completed and on the basis of this third party valuation our independent directors authorized the issue of an additional 897,644 shares of our common stock to Mr. Cutler, as the balance of the equity to which he was entitled to in connection with the conversion of his $50,000 loan to us into equity. Following this second and final issuance of shares, Mr. Cutler owned a total of 1,407,644 shares of our common stock, representing 70% of our total issued and outstanding shares of our common stock, at that time. In the period from October 2006 through March 2007, Mr. Cutler has further incurred in excess of $45,000 of expenses in bringing our affairs up to date. There can be no assurance that Mr. Cutler will continue to incur expenses on our behalf.

In November 2006, we issued 25,000 shares of our common stock to each of our two non-executive directors, Messrs Whiting and Green, as remuneration for their services to us (50,000 share of common stock in total). The shares were deemed to have a value of $445.

ITEM 8.  DESCRIPTION OF SECURITIES

We currently have the following securities outstanding:

Equity:
                                  Authorized            Issued

Preferred Stock:                  10,000,000                    0

Common Stock:                    100,000,000            2,010,931

Warrants: All previously issued warrants have now expired, unexcercised and no warrants are currently outstanding.

Stock options: Options for over 2,000 shares of our common stock are outstanding. Issued during the year ended December 31, 1999, they are now fully vested with exercise prices between $30.00 and $60.00 and expire during the year ended December 31, 2009.

Convertible Debt:

Convertible Loan Notes: $1,425,000 convertible promissory notes were issued during the year ended December 31, 2000. These promissory notes, which were convertible into shares of our common stock at the ratio of 2,500 shares per $50,000 of notes (implied conversion rate of $20.00 per share) and went into default when we filed for Chapter 11 in December 2000. These notes were never repaid and never converted.

During the three months ended March 31, 2007, our liability in respect of this convertible debt became statute barred and we no longer have any liability outstanding in respect of this convertible debt.

Preferred Stock

In February 1999, the Board of Directors authorized us, without further action by the shareholders, to issue 10,000,000 shares of one or more series of preferred stock at a par value of $0.0001, all of which is nonvoting. The Board of Directors may, without shareholder approval, determine the dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences. In addition, we authorized the sale of 70,000 shares of Series A Convertible Preferred Stock in conjunction with a private placement offering of the stock. Each share of the Series A Preferred Stock was convertible at any time at the holder's option into an equal number of shares of our Class A Common Stock at a conversion price initially equal to the offering price, which was established at $30 per share. Each share of the Series A Preferred Stock was automatically convertible into an equal number of Class A shares upon certain conditions, including an IPO.

In March and April 1999, we issued 70,000 shares of convertible Series A preferred stock, convertible into Class A common stock, for an aggregate of $2,100,000, prior to expenses and commissions. The initial conversion price was $30.00 per share of Class A common stock, but the conversion price was subject to adjustment upon certain events affecting our capitalization.

The convertible preferred stock was sold in reliance on the exemption from registration provided by Section 4(2) of the Act and Rule 506 of Regulation D adopted thereunder, as well as exemptions under various state securities laws. The offering was sold to accredited investors only. Investors received a private placement memorandum including financial statements.

In connection with the offering, the agent for the offering, Neidiger, Tucker, Bruner, Inc., was issued a five year agent warrant to purchase 7,000 shares of preferred stock at an exercise price of $30.00 per share. Those warrants were subsequently terminated at Neidiger, Tucker, Bruner, Inc's request. In addition, Neidiger, Tucker, Bruner, Inc received a commission of $210,000 and a non-accountable expense allowance of $42,000. The names, dates and amounts for the sales are listed in our two Registrations Statements of Form SB-2 (No. 333-80421 which was declared effective on October 29, 1999, and No. 333-93929 which was declared effective on February 4, 2000).

The Series A Preferred Stock bore dividends at the rate of 5% per year, payable in cash or shares of our Class A Common Stock. Through December 31, 1999, we declared and paid dividends totaling $64,197 on our Series A Preferred Stock

The shares of preferred stock were automatically converted into Class A common stock on November 3, 1999, when we closed our initial public offering

Common Stock

We were authorized to issue 20,000,000 shares of common stock, par value $0.0001 per share. The common stock was segregated into two classes: Class A and Class
B. Of the 20,000,000 shares of common stock, 19,970,000 shares was designated as Class A and 30,000 shares was designated as Class B.

At our shareholders' meeting held in October 2006, our shareholders voted to increase the authorized number of our shares of Class A common stock from 19,970,000 shares to 100,000,000 shares.

Class A Common Stock

The holders of our Class A Common Stock are entitled to one vote for each share held on record on each matter submitted to a vote of shareholders. Cumulative voting for election of directors is not permitted. Holders of Class A Common Stock have no preemptive rights or rights to convert their Class A Common Stock into any other securities.

At our shareholders' meeting held in October 2006, our shareholders voted to authorize a reverse split of our common stock on a basis up to one for ten which took effect on November 10, 2006. All numbers of shares reported on these financial statements have been restated to reflect the impact of this one for ten reverse split.

RECENT ISSUANCES

In the period from his appointment in March 2006 through September 2006, Mr. Cutler, an officer and director of the Company, incurred more than $50,000 on our behalf in bringing our affairs up to date, principally on settling certain of our outstanding liabilities, legal and accounting fees and directors' remuneration. In September 2006, Mr. Cutler agreed to convert $50,000 of this loan to us into equity on a basis to be determined by an independent third party valuation. In September 2006, our independent directors authorized an initial issuance of 510,000 shares of our common stock, representing 50.3% of our total issued and outstanding shares of our common stock, to Mr. Cutler, pending the completion of the independent third party valuation. In November 2006, the independent third part valuation of our shares of common stock was completed and on the basis of this third party valuation our independent directors authorized the issue of an additional 897,644 shares of our common stock to Mr. Cutler, as the balance of the equity to which he was entitled to in connection with the conversion of his $50,000 loan to us into equity. Following this second and final issuance of shares, Mr. Cutler owned a total of 1,407,644 shares of our common stock, representing 70% of our total issued and outstanding shares of our common stock, at that time. In the period from October 2006 through March 2007, Mr. Cutler has further incurred in excess of $45,000 of expenses in bringing our affairs up to date. There can be no assurance that Mr. Cutler will continue to incur expenses on our behalf.

In November 2006, we issued a total of 50,000 shares of our common stock to each of our two of our independent directors as remuneration for their services to us (25,000 shares of common stock, each). The shares had a value of $445. We also issued 25,000 shares to each of two, third party consultants for the services they had provided to us ( 50,000 shares of common stock in total).

Class B Common Stock

InFebruary 1999, 2,865 shares of the Class B Common Stock were issued in exchange for similar securities of LanXtra as partial consideration for the purchase of LanXtra's business, and were callable by us at $70 per share. The holders of Class B Common Stock had the right to sell the Class B Common Stock to us at $70 per share or convert their shares to equivalent units of our Class A Common Stock until March 31, 2000, at which time no holder of Class B Common Stock had exercised the put option. On that date, pursuant to our Articles of

Incorporation, (i) each share of Class B Common Stock terminated; (ii) our authority to issue Class B Common Stock terminated; and (iii) the only other Class of Common Stock, which had until that time been designated as Class A Common Stock, was designated as Common Stock.

Warrants

Prior to our filing for protections under Chapter 11 of the United States Bankruptcy Code, we had warrants exercisable for 584,250 shares of our common stock. Since the bankruptcy filing we have not issued any warrants and those warrants which were outstanding have expired, unexercised.

Stock Options

Effective March 19, 1999, we adopted a stock option plan (the "Plan"). The Plan provides for grants of incentive stock options, nonqualified stock options and restricted stock to designated employees, officers, directors, advisors and independent contractors. The Plan authorized the issuance of up to 75,000 shares of Class A Common Stock. Under the Plan, the exercise price per share of a non-qualified stock option must be equal to at least 50% of the fair market value of the common stock at the grant date, and the exercise price per share of an incentive stock option must equal the fair market value of the common stock at the grant date.

On September 30, 2000, and December 31, 1999, options for 99,600 and 50,550 shares of our common stock, respectively, had been issued to employees under the Plan. The options issued on September 30, 2000, had an average exercise price of $109.10 per share, with a range of $30.00 to $321.20 per shares, and vest over various terms with a maximum vesting period of 3 years and expire after the contract period of ten years. No further options were issued or exercised subsequent to September 30, 2000. All outstanding employee stock options at September 30, 2000, were subsequently cancelled with the termination of all of our employees following our filing for Chapter 11 protection and the subsequent sale of our entire business and all of our assets.

During the year ended December 31, 1999, we granted options for 2,000 shares of Class A Common Stock to non-employees in exchange for services. The exercise price of these options range from $30.00 to $60.00 per share. The fair value of these options on the date of grant was approximately $107,000. Expense related to such options were to be recorded over the term the services are provided. The fair value of each non- employee option grant was estimated on the date of the grant using the Black-Scholes option pricing model. Assumptions used to calculate the fair value were risk free interest rates of 4.48% to 6.22%, no dividend yields, a life of five to ten years and volatility of 53%. These options will expire during the year ended December 31, 2009.

On February 14, 2000, we entered into an agreement for investor relations consulting services with Strategic Growth International, Inc. ("SGI"). In connection with the agreement, we granted SGI options to purchase 17,500 shares of our Class A Common Stock exercisable at $111.875 for a period of five years. The agreement had a term of one-year and required monthly payments of $8,000 to SGI for the services. These options expired unexercised, effective February 14, 2005.


The following table summarizes stock option activity under the Plan:

                                        Under the Stock Option Plan:                   Other Grants:
                                  -------------------------------------------       --------------------
                                               Granted to                             Granted to
                                             Non- Employees                          Non-Employees
                                          --------------------                    -------------------
                                                          Weighted                                Weighted
                                                           Average                                 Average
                                                          Exercise                                Exercise
                                               Shares      Price                    Shares         Price
                                               -------   --------                  --------       --------

      Outstanding at December 31, 2004           2,000     $45.00                   17,500        $111.90
            Granted                                  -          -                        -              -
            Exercised                                -          -                        -              -
            Canceled                                 -          -                  (17,500)       (111.90)
                                                ------     ------                  --------       --------
      Outstanding at December 31, 2005           2,000     $45.00                        -              -
            Granted                                  -          -                        -              -
            Exercised                                -          -                        -              -
            Canceled                                 -          -                        -              -
                                                ------     ------                  --------       --------
      Outstanding at December 31, 2006           2,000     $45.00                        -              -
            Granted                                  -          -                        -              -
            Exercised                                -          -                        -              -
            Canceled                                 -          -                        -              -
                                                ------     ------                  --------       --------
      Outstanding at March 31, 2007              2,000     $45.00                        -              -
                                                ======     ======                  ========       ========

Exercisable at December 31, 2005                 2,000     $45.00                        -              -
                                                ======     ======                  ========       ========
Exercisable at December 31, 2006                 2,000     $45.00                        -              -
                                                ======     ======                  ========       ========
Exercisable at March 31, 2007                    2,000     $45.00                        -              -
                                                ======     ======                  ========       ========

Convertible Subordinated Notes

During August 2000, we initiated a private offering of convertible subordinated notes. Our Board of Directors approved a maximum offering of up to $4 million. The notes were to be convertible into shares of our Class A Common Stock at the ratio of 833 shares per $50,000 of notes (implied conversion rate of $60.00 per share). The notes were immediately convertible once the underlying shares were registered with the SEC. Each note holder was to receive detachable warrants to purchase 208 shares of our Class A Common Stock for each $50,000 of notes. The notes accrued interest at 10% per annum with mature one year from the date funded. The interest was payable quarterly in cash or Concord's Common Stock.

As part of this agreement, we were required to issue warrants to FCI entitling them to purchase such number of our shares of our Class A Common Stock representing 10% of the total amount of any securities issued under this agreement that will be exercisable at any time during a five year term exercisable at 110% of the price of the notes. Upon each closing, we would also pay 8% of the total gross proceeds received to FCI. We were required to register the shares of our Class A Common Stock into which these shares were convertible as well as shares subject to issuance upon the exercise of detachable warrants within 90 days from the day of closing. On the effective day of the registration statement, each purchaser, at its discretion, may adjust the conversion price in the event that the average closing price of our shares of Class A Common Stock during the preceding ten day period was equal to or less than $20.00 per share. If during the one year period following the effective date of the registration statement we were to sells shares of our own Class A Common Stock at a price lower than the existing implied conversion price, the conversion price would automatically be reduced to equal such lower price. In addition, the exercise price of the warrants issued under this arrangement were also be reset to the conversion price if the conversion price is changed.

On September 19, 2000, we received $600,000 of funding from this offering. As part of the selling agent's compensation, we issued warrants to purchase 1,000 shares of our Class A Common Stock. The warrants were exercisable at any time during a five-year term at an exercise price of $60.00 per share. The warrants, when issued, were valued at a total of approximately $38,000 utilizing the Black-Scholes option pricing model assuming a volatility factor of 126%, a risk free rate of 5.95% and a fair market value of the underlying shares of $45.60. These warrants were recorded as debt issuance costs and were to be amortized into interest expense over the note period of one year.

In conjunction with the funding received on September 19, 2000, we issued warrants to the investors to purchase 25,000 shares of our Class A Common Stock. The warrants were exercisable at any time during a five-year term at an exercise price of $60.00 per share. The warrants, when issued, were valued at a total of approximately $96,000, utilizing the Black-Scholes option pricing model assuming a volatility factor of 126%, a risk free rate of 5.95% and a fair market value of the underlying shares of $45.60. These warrants were recorded as a debt discount. The discounted debt was to be accreted back to its face value over the note period of one year. The accretion of the debt was to be recorded as interest expense.

We also recorded debt issuance costs of $48,000 related to a cash placement agent fee made to FCI. These costs were to be amortized to interest expense over the life of the debt.

We obtained shareholder approval of the terms of this transaction.

Effective October 11, 2000, we modified the terms of the private offering of convertible subordinated notes and the terms of the then currently outstanding convertible subordinated notes. The terms were modified such that the notes were convertible into shares of our Class A common stock at the ratio of 2,500 shares per $50,000 of notes (implied conversion rate of $20.00 per share). Each note holder was to receive warrants to purchase 675 shares of our Class A common stock for each $50,000 of notes. The notes were to accrue interest at 10% per annum with maturity one year from the date funded. The interest was payable quarterly in cash or Concord's Common Stock. As part of this agreement, we were required to issue warrants to FCI entitling the purchase of its common stock totaling 10% of the total amount of any securities issued under this agreement that would be excercisable at any time during a five year term excercisable at 110% of the price of the notes The warrants issued to both the placement agent and investors had an exercise price of $20.00. Upon each closing, we were to pay 8% of the total gross proceeds received to FCI. We were required to register the shares of our common stock into which these notes were convertible as well as the shares subject to issuance upon the exercise of the detachable warrants within 90 days from the day of closing. On the effective day of the registration statement, each purchaser, at its discretion, could adjust the conversion price in the event the average closing price of our common stock during the preceding ten day period was equal to or less than $20.00 per share. If during the one year period following the effective date of the registration statement, we sold shares of our common stock at a price lower than the then implied conversion price, the conversion price would automatically be reduced to equal such lower price. In addition, the exercise price of the warrants issued under this arrangement was also to be reset to the conversion price if the conversion price was changed. In the event we were sold or acquired in the future, the note holders would be guaranteed a minimum return of 50% of their investment. All other terms remained the same.

We intended to seek shareholder approval of the modifications.

The modification of terms for the convertible subordinated notes outstanding was accounted for in accordance with EITF No. 96-19, "Debtors Accounting for a Modification or Exchange of Debt Instruments." Accordingly, the modification of the terms was treated as an extinguishment of the original debt and issuance of new debt. As a result of the extinguishment, the old debt issuance costs, recorded debt, and debt discount was removed from the financial statements and replaced with the new debt. The difference in values was recorded as a loss on extinguishment of debt of approximately $522,000. As part of the new debt, warrants issued to the placement agent to purchase shares of our Class A Common Stock increased to 3,000 shares. The fair value of these warrants was approximately $60,000. The warrants issued to the note holders to purchase shares of our Class A Common Stock increased to 7,500 shares. The fair value of these warrants is approximately $247,000. The warrants have been valued using the Black-Scholes option pricing model assuming a volatility factor of 124%, a risk free interest rate of 5.95% and a fair market value of the underlying shares of $23.10. The issuance of these notes resulted in a beneficial conversion of approximately $228,000, calculated in accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features." The beneficial conversion feature was reflected as a debt discount. The discount resulting from the beneficial conversion feature was to be accreted back to its original value as interest expense over the 90-day period the notes become convertible.

Subsequent to September 30, 2000 and through November 17, 2000, we issued additional convertible subordinated notes and received $400,000 of funding under the private offering approved by our Board of Directors in August of 2000. The terms of the notes and detachable warrants are consistent with the modified terms. As part of the selling agent's compensation for this funding, we issued warrants to purchase 2,000 shares of our Class A Common Stock with an exercise price of $20.00 per share. These warrants, when issued, were valued at a total of approximately $48,000. These warrants were recorded as debt issuance costs and were to be amortized into interest expense over the note term of one year. We also issued warrants to the investors to purchase 5,000 shares of our Class A Common Stock with an exercise price of $20.00 per share. These warrants, when issued, were valued at a total of approximately $121,000. These warrants were recorded as a debt discount. The discounted debt was to be accreted back to its face value over the note period of one year. The accretion of the debt was to be recorded as interest expense. The warrants were valued using the Black-Scholes option pricing model assuming a volatility factor ranging from 136% to 140%, a risk free interest rate of 5.95% and a fair market value of the underlying shares ranging from $23.10 to $28.80. The issuance of these notes resulted in a beneficial conversion of approximately $213,000. The beneficial conversion feature was to be reflected as a debt discount. The discount resulting from the beneficial conversion feature was to be accreted back to its original value as interest expense over the 90-day period the notes become convertible.

In addition to the $400,000, we received subsequent to September 30, 2000 and through November 17, 2000, we issued another non-convertible note for $75,000 to an existing shareholder under the private offering of convertible subordinated notes in October. This note was due on December 31, 2000. No detachable warrants were issued to the shareholder or to the selling agent in connection with this purchase.

On November 30, 2000, we issued additional convertible subordinated notes and received $350,000 of funding under the private offering approved by our Board of Directors in August of 2000. The terms of the notes and detachable warrants are consistent with the modified terms. As part of the selling agent's compensation for this funding, we issued warrants to purchase 1,750 shares of our Class A Common Stock with an exercise price of $20.00 per share. These warrants, when issued, were valued at a total of approximately $34,000. These warrants were recorded as debt issuance costs and were to be amortized into interest expense over the note term of one year. We also issued warrants to the investors to purchase 4,375 shares of our Class A Common Stock with an exercise price of $20.00 per share. These warrants, when issued, were valued at a total of approximately $64,000. These warrants were recorded as a debt discount. The discounted debt was to be accreted back to its face value over the note period of one year. The accretion of the debt was to be recorded as interest expense.

We filed bankruptcy shortly after this final issue of convertible subordinated notes and no further issues of convertible subordinated notes were made.

On March 29, 2001, holders of convertible subordinated notes received payments totaling $42,072 from the proceeds on the sale of our business and asset effective February 16, 2001. The payment represented less than the accrued interest outstanding on the convertible subordinated notes, but represented the total funds available to the convertible subordinated note holders from the sales proceeds.

None of the convertible subordinated notes had been converted and the liability outstanding at December 31, 2006 and 2005, in respect of these notes remained unchanged.

During the three months ended March 31, 2007, our liability in respect of this convertible debt became statute barred and consequently we no longer have any liability outstanding in respect of this convertible debt.

All warrants issued to the placement agent and the note holders expired, un-exercised between September and November 2005.

                                     PART II

ITEM 1. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information.

Our common stock began trading on the Nasdaq SmallCap Market on October 29, 1999 under the symbol CAVN.

Effective January 24, 2001, we were delisted from the Nasdaq SmallCap Market for failure to maintain (i) net tangible assets of $2 million; (ii) market capitalization of $35 million; or (iii) net income of $500,000 in the most recently completed fiscal year.

In March 2001, we filed for the termination of our requirement to file reports under the Securities Act of 1934 and subsequently were listed on the Pink Sheets under the symbol CVTEQ.PK.

In October 2006, following our change of name, our symbol on the Pink Sheets changed to CCVR.PK.

Last Reported Price.

On July 16, 2007, the last reported bid price of our shares of common stock reported on the Pink Sheets was $0.65 per share.

Record Holders.

There were 102 holders of record as of July 23, 2007; however, we believed the number of beneficial holders of our shares of common stock to be approximately 850.In many instances, a registered stockholder is a broker or other entity holding shares in street name for one or more customers who beneficially own the shares.

Our transfer agent is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado, 80401. The telephone number is 303-262-0600.

Dividends.

We have not paid or declared cash distributions or dividends on our shares of common stock and do not intend to pay cash dividends in the foreseeable future.

Holders of shares of our Series A preferred stock were entitled to receive 5% per year cumulative preferred dividends payable quarterly in cash or in shares of Class A common stock at the discretion of our board of directors until the preferred stock was automatically converted into common stock on November 3, 1999. Through December 31, 1999, we had declared and paid dividends totaling $64,197 on our Series A Preferred Stock.

Future cash dividends will be determined by our board of directors based upon our earnings, financial condition, capital requirements and other relevant factors.

Penny Stock.

Penny Stock Regulation Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Excluded from the penny stock designation are securities registered on certain national securities exchanges or quoted on NASDAQ, provided that current price and volume information with respect to transactions in such securities is provided by the exchange/system or sold to established customers or accredited investors.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and the monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As our securities have become subject to the penny stock rules, investors may find it more difficult to sell their securities.

Stock Incentive Plans -- details concerning the activities and status of our stock incentive plans during the period are set out in Note 14. Stockholders' Deficit of our Financial Statements on page 66 below.

ITEM 2.  LEGAL PROCEEDINGS

At LanXtra's shareholders meeting on January 15, 1999, to consider the sale of LanXtra's assets to us, Kirk W. Dennis, a LanXtra shareholder holding 50,000 shares, or 17.45% of its outstanding shares at the time, voted against the transaction. Under Colorado law, a shareholder voting against a sale-of-assets transaction has the right to dissent from the sale and obtain payment of the fair value of the shareholder's shares. Fair value, in general, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects. We assumed the liability, if any, of LanXtra to the dissenting shareholder. On or about March 12, 1999, Mr. Dennis demanded payment for the value of his 50,000 shares immediately before the effective date of the asset sale which he asserted to be $250,000. Because we could not reach an agreement with Mr. Dennis as to the fair value of his shares, we filed a lawsuit against him, as we were required to do under Colorado law, on June 1, 1999 to resolve the matter. The case is titled LanXtra, Inc. v. Kirk W. Dennis, Case No. 99 CV 3583 in the District Court, City and County of Denver, Colorado. While we could have been required to pay him the fair value of his shares as determined in that proceeding, we believed that the value paid on account of these shares under the asset purchase agreement was greater than the amount which he could have recovered under Colorado law and substantially less than the current value of the shares. Because of that, we had not reserved any funds to cover payment of the liability. If Mr. Dennis nevertheless obtained an award of a substantial amount as fair value, it could have a materially adverse effect on our financial condition. Further, a payment to this dissenting shareholder could have resulted in the transaction in which we purchased the business of LanXtra becoming a taxable transaction, which could have exposed us to significant tax liability. When we filed for Chapter 11 protection in December 2000, Mr. Dennis added Mr. Selina and Mr. Lassen, both former Chief Executive Officers of ours, as parties to the suit. Mr. Dennis subsequently withdrew his claim and is now precluded from filing another such action.

Two former employees filed claims against us with the Denver office of the Equal Employment Opportunity Commission alleging gender discrimination. There was no factual basis for these claims, which were subsequently dismissed.

On December 18, 2000, we filed a Current Report on Form 8-K announcing we were unable to meet our payroll on December 15, 2000 and that on December 21, 2000 we filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Colorado.

On March 13, 2001, our Chapter 11 filing was dismissed by the bankruptcy court.

As a result of our Chapter 11 filing, certain of our shareholders took legal action against Mr. Selina, formerly our Chief Executive Officer, and Mr. Aster, formerly our Chief Executive Officer, in respect of our business failure. This case was subsequently resolved in an out of court settlement with a nominal payment to these shareholders by our D & O insurance company.

In December 2005, one of our principal shareholders filed a complaint with the District Court of Jefferson County, Colorado, requesting the Court to instruct us to hold a shareholders' meeting to elect new directors. In February 2006, the District Court of Jefferson County, Colorado, instructed us to hold a shareholders meeting to elect new directors. In March 2006, we held a shareholders' meeting at which Mr. Cutler was appointed as a director and our Chief Executive Officer and Chief Financial Officer and Messrs. Wesley Whiting and Reggie Green were appointed as directors. At the shareholders meeting, Mr. Cutler undertook to use his best efforts to reach satisfactory negotiated settlements with our outstanding creditors, bring our financial records up to date, seek a listing on the over the counter bulletin board, raise debt and/or equity financing to fund the negotiated settlements with our creditors and to meet ongoing operating expanses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There is no assurance that this series of events will be satisfactorily completed.


ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

The last audited financial statements we issued were in our Form 10-KSB filed in respect to our financial year ended December 31, 1999 and the last unaudited financial statements we issued were in our Form 10-QSB filed in respect to the three and nine month period ended September 30, 2000. These financial statements were respectively audited and reviewed by Arthur Andersen LLP, who were our independent accountants.

Arthur Andersen LLP has ceased operations and, consequently were not in a position to audit our financial statements for the financial years ended December 31, 2004, 2005 and 2006.

On August 15, 2006, we appointed Larry O`Donnell, CPA, PC as our independent accountant in succession to Arthur Andersen LLP.

We had no disagreements with either Arthur Andersen LLP or Larry O`Donnell, CPA, PC.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In the period from his appointment in March 2006 through September 2006, Mr. Cutler, a officer and director of the Company, incurred more than $50,000 on our behalf in bringing our affairs up to date, principally on settling certain of our outstanding liabilities, legal and accounting fees and directors' remuneration. In September 2006, Mr. Cutler agreed to convert $50,000 of this loan to us into equity on a basis to be determined by an independent third party valuation. In September 2006, our independent directors authorized an initial issuance of 510,000 shares of our common stock, representing 50.3% of our total issued and outstanding shares of our common stock, to Mr. Cutler, pending the completion of the independent third party valuation. In November 2006, the independent third part valuation of our shares of common stock was completed and on the basis of this third party valuation our independent directors authorized the issue of an additional 897,644 shares of our common stock to Mr. Cutler, as the balance of the equity to which he was entitled to in connection with the conversion of his $50,000 loan to us into equity. Following this second and final issuance of shares, Mr. Cutler owned a total of 1,407,644 shares of our common stock, representing 70% of our total issued and outstanding shares of our common stock, at that time. In the period from October 2006 through March 2007, Mr. Cutler has further incurred in excess of $45,000 of expenses in bringing our affairs up to date. There can be no assurance that Mr. Cutler will continue to incur expenses on our behalf.

In November 2006, we issued 100,000 shares of our common stock, 25,000 shares each, to our directors Messrs. Whiting and Green for their services as non-executive directors and 50,000 shares to two consultants for certain services they had provided for our benefit.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Colorado Business Corporation Act requires us to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Colorado Business Corporation Act permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of us and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

The Colorado Business Corporation Act prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Colorado Business Corporation Act may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law.

The Colorado Business Corporation Act also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

According to our bylaws, we are authorized to indemnify its directors to the fullest extent authorized under Colorado Law subject to certain specified limitations.

Insofar as indemnification for liabilities arising under the Securities Act of1933 (the "Act") may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions or otherwise, we are advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                                    PART F/S

The last audited financial statements we issued were in our Form 10-KSB filed in respect of our year ended December 31, 1999 and the last unaudited financial statements we issued were in our Form 10-QSB filed in respect of the three and nine month period ended September 30, 2000. Subsequent to that date we provided certain financial information to the Bankruptcy Court as required by Chapter 11 filing but issued no other form of financial statements. Effective March 2001, we filed a Form 15 suspending our requirement to make any further filings under the Securities Act, and following the sale of our business and assets effective February 16, 2001 and the resignation of the last of our existing directors effective March 13, 2001, no further financial statements were produced through December 31, 2003.

Following the appointment of our new board of directors in March 2006, audited financial statements have been produced for the financial years ended December 31, 2006, 2005 and 2004. Audited financial statements for the financial years ended December 31, 2006 and 2005, together with unaudited financial statements for the three months ended March 31, 2007 and 2006, as set out below on pages 43 to 75.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...............        44

BALANCE SHEET

As of March 31, 2007 (unaudited), December 31, 2006 (audited)
and 2005 (audited)....................................................        45

STATEMENTS OF OPERATIONS

For the Three Months Ended March 31, 2007 and 2006 (unaudited) and
the Years Ended December 31, 2006 and 2005 (audited)..................        46

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the Three Months Ended March 31, 2007 (unaudited) and
The years Ended December 31, 2006 and 2005 (audited)..................        47

STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2007 and 2006 (auaudited) and
the Years Ended December 31, 2006 and 2005 (audited)..................        48

NOTES TO  FINANCIAL STATEMENTS........................................        49

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Concord Ventures, Inc.
(formerly Cavion Technologies, Inc.)
Denver, Colorado

I have audited the accompanying balance sheets of Concord Ventures, Inc. (formerly Cavion Technologies, Inc.) as of December 31, 2006 and 2005 and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Concord Ventures, Inc. as of December 31, 2006 and 2005 and the results of it's operations and cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had suffered significant losses, had a working capital deficit as of December 31, 2006 and 2005 and no ongoing source of income. Management's plans to address these matters are also included in Note 2 to the financial statements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Larry O'Donnell CPA, PC
Larry O'Donnell CPA, PC
Aurora, Colorado
March 15, 2007


                                     CONCORD VENTURES, INC.
                              (FORMERLY CAVION TECHNOLOGIES, INC.)
                                         BALANCE SHEETS


                                                                          MARCH 31,            DECEMBER 31,
                                                                           2007            2006           2005
                                                                         (unaudited)    (audited)       (audited)
                                                                     -----------------------------------------------
                           ASSETS

CURRENT ASSETS
      Prepayments                                                                198            198               0


FIXED ASSETS                                                                       0              0               0

OTHER ASSETS                                                                       0              0               0
                                                                     -----------------------------------------------
      TOTAL ASSETS                                                   $           198 $          198 $             0
                                                                     ===============================================

                           LIABILITIES & STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

      Accounts Payable                                               $        95,368 $    1,710,072 $     1,755,787
      Customer Prepayments                                                         0      1,085,034       1,085,034
      Accrued Expenses                                                        91,087        642,824         641,437
      Capital Leases                                                         210,960      1,756,574       1,756,574
      Operating Leases                                                       196,216      1,301,787       1,343,507
      Other Loans                                                             46,423         24,851               0
      Convertible Subordinated Notes                                               0      1,425,000       1,425,000

                                                                     -----------------------------------------------
                Total Current Liabilities                                    640,054      7,946,142       8,007,339

LONG TERM LIABILITIES                                                              0              0               0

COMMITMENTS AND CONTINGENCIES (Note. 12)

STOCKHOLDERS' DEFICIT

      Class A Common Stock; $0.0001 par value, 100,000,000,                    1,113          1,113             503
      (100,000,000 - 2006, 19,970,000  - 2005) shares authorized,
      2,010,931 (2,010,931 - 2006, 503,260 - 2005) shares issued outstanding
      Additional Paid In Capital                                          16,524,292     16,524,292      16,473,114
      Accumulated Deficit                                                (17,165,261)   (24,471,349)    (24,480,956)
                                                                     -----------------------------------------------
                Total Stockholders' Deficit                                 (639,856)    (7,945,944)     (8,007,339)

                                                                     -----------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                          $           198 $          198 $             0
                                                                     ===============================================


                         See accompanying Notes to Financial Statements.


                                     CONCORD VENTURES, INC.
                              (FORMERLY CAVION TECHNOLOGIES, INC.)
                                    STATEMENTS OF OPERATIONS

                                                                 FOR THE THREE MONTHS          FOR THE YEARS
                                                                         ENDED                      ENDED
                                                                       MARCH 31,                 DECEMBER 31,
                                                                   2007         2006         2006          2005
                                                                (unaudited)  (unaudited)   (audited)     (audited)
                                                              -----------------------------------------------------
OPERATING EXPENSES / (INCOME)

     Gain on Statute Barred Liabilities                         (7,329,922)     (87,133)     (87,133)     (515,307)
     General & Administrative Expenses                              23,175       11,306       76,124        -

                                                              -----------------------------------------------------
     Total Operating Expenses / (Income)                        (7,306,747)     (75,827)     (11,009)     (515,307)

OPERATING PROFIT / (LOSS)                                        7,306,747       75,827       11,009       515,307

Interest and Other Income / (Expenses) Net                            (660)      -            (1,402)       -

                                                              -----------------------------------------------------
Profit / (Loss) before Income Taxes                              7,306,087       75,827        9,607       515,307

Provision for Income Taxes                                          -            -            -             -

                                                              -----------------------------------------------------
NET PROFIT / (LOSS)                                           $  7,306,087       75,827 $      9,607 $     515,307
                                                              =====================================================

NET PROFIT / (LOSS) PER COMMON SHARE

     Basic & Diluted                                              $3.63        $0.15        $0.01         $1.02
                                                              =====================================================

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

     Basic & Diluted                                            2,010,931     503,260      831,863       503,260
                                                              =====================================================

















                         See accompanying Notes to Financial Statements.


                                     CONCORD VENTURES, INC.
                              (FORMERLY CAVION TECHNOLOGIES, INC.)
                               STATEMENTS OF STOCKHOLDERS' DEFICIT
                          FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND
                           THE YEARS ENDED DECEMBER 31, 2006 AND 2005


                                                   Class A Common Stock      Additional
                                                                              Paid - in       Accumulated
                                                  Shares        Amount         Capital         Deficit           Total

                                                     #             $              $               $                $
Balance, December 31, 2004 (audited)                503,260           503      16,473,114      (24,996,263)      (8,522,646)

Net Profit / (Loss)                                  -             -              -                515,307          515,307

                                                ------------  ------------  --------------  ---------------  ---------------
Balance, December 31, 2005 (audited)                503,260           503      16,473,114      (24,480,956)      (8,007,339)

Stock Issued in Settlement of Debt                1,407,644           600          49,400         -                  50,000

Stock Issued as Directors' Remuneration              50,000             5             889         -                     894

Stock Issued as Payment For Services                 50,000             5             889         -                     894

Stock Issued to Round Up Individual                      27        -              -               -                -
Stockholders' Holdings on 10:1 Reverse Split

Net Profit / (Loss)                                  -             -              -                  9,607            9,607

                                                ------------  ------------  --------------  ---------------  ---------------
Balance, December 31, 2006 (audited)              2,010,931         1,113      16,524,292      (24,471,349)      (7,945,944)

Net Profit / (Loss)                                  -             -              -              7,306,087        7,306,087

                                                ------------  ------------  --------------  ---------------  ---------------
Balance, March 31, 2007 (unaudited)               2,010,931         1,113      16,524,292      (17,165,261)        (639,856)
                                                ============  ============  ==============  ===============  ===============

The number of shares of common stock outstanding as at December 31, 2004 and 2005 have been restated to reflect the impact of the 10:1 reverse split that took effect November 2006.














                         See accompanying Notes to Financial Statements.


                                     CONCORD VENTURES, INC.
                              (FORMERLY CAVION TECHNOLOGIES, INC.)
                                    STATEMENT OF CASH FLOWS

                                                               FOR THE THREE MONTHS ENDED   FOR THE YEARS ENDED
                                                                         MARCH 31,              DECEMBER 31,
                                                                    2007         2006         2006        2005
                                                                 (unaudited)   (unaudited)  (audited)  (audited)
                                                               ---------------------------------------------------
CASH FLOW PROVIDED BY / (USED IN) OPERATING ACTIVITIES

NET  PROFIT / (LOSS)                                           $           0 $          0 $         0 $         0

ADJUSTMENTS TO RECONCILE NET PROFIT / (LOSS) TO NET CASH                   0            0           0           0
PROVIDED BY / (USED IN) OPERATING ACTIVITIES

CHANGES IN OPERATING ASSETS & LIABILITIES                                  0            0           0           0

                                                               -------------- ------------------------ -----------
     Total Cash Flow provided by / (used in) Operating Activities          0            0           0           0

CASH FLOW FROM INVESTING ACTIVITIES                                        0            0           0           0

                                                               ---------------------------------------------------
     Total Cash Flow provided by / (used in) Investing Activities          0            0           0           0

CASH FLOW FROM FINANCING ACTIVITIES                                        0            0           0           0

                                                               ---------------------------------------------------
     Total Cash Flow provided by / (used in)  Financing Activities         0            0           0           0

INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS               $           0 $          0 $         0 $         0
                                                               ===================================================

Cash and Cash Equivalents at the beginning of the period       $           0 $          0 $         0 $         0
                                                               ===================================================
Cash and Cash Equivalents at the end of the period             $           0 $          0 $         0 $         0
                                                               ===================================================

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
Cash paid for interest                                         $           0 $          0 $         0 $         0
                                                               ---------------------------------------------------
Cash paid for income tax                                       $           0 $          0 $         0 $         0
                                                               ---------------------------------------------------



No corporate bank account was maintained during the three months ended March 31, 2007 and 2006 or during the financial years ended December 31, 2006 and 2005.

















                         See accompanying Notes to Financial Statements.

                             CONCORD VENTURES, INC.
                      (FORMERLY CAVION TECHNOLOGIES, INC.)

                          NOTES TO FINANCIAL STATEMENTS

1.       NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations -- Effective February 16, 2001, we sold our entire business, and all of our assets, for the benefit of our creditors under a Chapter 11 reorganization We were subsequently dismissed from the Chapter 11 reorganization, effective March 13, 2001, at which time the last of our remaining directors resigned. Effective March 13, 2001, we had no business or other source of income, no assets, no employees or directors, outstanding liabilities of approximately $8.4 million and had terminated our duty to file reports under securities law.

Effective March 2006, we appointed a new board of directors and are now focused on reaching satisfactory negotiated settlements with our outstanding creditors, bringing our financial records up to date, seeking a listing on the over the counter bulletin board, raising debt and/or equity to fund negotiated settlements with our creditors and to meet our ongoing operating expenses and attempting to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There can be no assurance that this series of events will be successfully completed.

Prior to the sale of our entire business and all of our assets effective February 16, 2001, we offered products and services for business to business communications, secure Internet financial products, such as online banking and bill paying services, and secure Internet access and services for our customers, which were primarily credit unions, their members and credit union business partners, in some cases trading under the name cavion.com. We were also building and managing a secure private communications network exclusively for the credit union industry. This network acted as a communications platform for the delivery of services and information to and from credit unions and related businesses. We had developed and were beginning to offer an integrated network of e-commerce portals called Member Emporium. Member Emporium was designed to enable a credit union to provide its members with access to a variety of products and services, typically at a discount from retail or Internet-based prices.

Throughout the period of our operations we generated significant losses associated with the start up of these operations and were unable to raise sufficient debt or equity to fund these start up operating losses. Accordingly we eventual had no alternative but to file for Chapter 11 bankruptcy protection and subsequently to sell our entire business and all of our assets fro the benefit of our creditors.

Details of our history are as follows:

We were originally incorporated under the name Network Acquisitions, Inc. in August 1998 for the purpose of acquiring the assets and business operations of LanXtra, Inc. (`LanXtra'), a company which was engaged in providing internet, intranet, and extranet services to the credit union industry. Accordingly in August 1998 we signed a letter of intent to purchase LanXtra's business.

Immediately following incorporation our only activities comprised preparation for the acquisition, including providing bridge funding to LanXtra. We initially financed our operations through a private placement of 15% promissory notes, which were offered commencing on October 20, 1998 (the "Offering"), the sale of Series A Preferred Stock and funding through a Bridge Loan. We advanced a portion of the proceeds from the Offering to LanXtra in anticipation of the acquisition of LanXtra. Through December 31, 1998, we had raised $370,000 in the private placement and had advanced LanXtra a total of $335,000 under an agreement dated September 14, 1998.

On December 21, 1998, we issued 62,536 shares to certain shareholders of LanXtra who could join our management after completion of the acquisition. One of these shareholders held directly and through irrevocable proxies sufficient voting shares to approve the transaction. The shares were non-forfeitable and not contingent upon the management's continued employment by us. As a result, the shares were considered additional purchase consideration and were recorded at their estimated fair value of $30 per share.

We signed a definitive agreement to purchase LanXtra on December 31, 1998 and completed the acquisition on February 1, 1999, when we changed our name to Cavion Technologies, Inc., and began to conduct some of our business under the trade name cavion.com. We purchased substantially all the assets of LanXtra in exchange for 37,521 shares and 2,865 shares of respectively our Class A and B Common Stock, respectively, and the assumption by us of $1,630,000 liabilities of LanXtra. The number of Class A Common Stock shares issued to LanXtra represented approximately 12% of our equity at the time of the purchase agreement.

On October 29,  1999,  we  successfully  completed  an Initial  Public  Offering
("IPO"). The number of shares offered and sold was 120,000, with an underwriter's over allotment option for an additional 18,000 shares. Total gross proceeds of $7,800,000 were raised in the offering, and we netted proceeds of approximately $6,288,000, after offering expenses. In November 1999, we sold 9,050 additional shares from the underwriters' over allotment option, raising additional gross proceeds of approximately $588,000, and net proceeds of approximately $467,000. The total number of shares outstanding after the offering was 4,696,826, reflecting the automatic conversion of 70,000 shares of Convertible Preferred Stock into 70,000 shares of common stock upon the closing of the offering. In addition, at the closing of the IPO, we issued warrants to purchase 12,000 shares of our Common Stock to the Representative of the underwriter at a price equal to 125% of the IPO price, or $81.25 per share.

On February 14, 2000, we entered into an agreement for investor relations consulting services with Strategic Growth International, Inc. ("SGI"). In connection with the agreement, we granted SGI options to purchase 17,500 shares of our class A common stock exercisable at $111.875 for a period of five years. The agreement had a term of one-year and required monthly payments of $8,000 to SGI for the services.

On February 17, 2000, we entered into an agreement to issue, for $120.00 per share, 20,500 shares of our Class A Common Stock in a private transaction. Gross proceeds of $2,460,000 were raised, and we, after a deduction for the selling agent's commission and other offering costs, netted proceeds of approximately $2,211,000. In conjunction with this private placement, warrants to purchase 2,050 shares of our Class A Common Stock were issued to the selling agent, which were valued at approximately $131,000.

In July 2000, we entered into a private stock purchase agreement with an institutional investor in which the investor committed to buy up to 1 million shares of our Class A Common Stock. This agreement would have enabled us, in our discretion, to sell up to 1 million shares of our common stock to this institutional investor, subject to specified terms and conditions, over the next twenty-four months. No investment was ever received under the terms of this agreement.

On August 1, 2000, our Board of Directors approved a private offering of up to $3 million in convertible subordinated notes. On September 7, 2000, our Board of Directors increased the maximum size of the private offering to $4 million. On September 19, 2000 the Company received $600,000 of gross proceeds from this offering. In October and November of 2000, we received an additional $750,000 of gross proceeds from this offering and a further $75,000 under a non-convertible note from an existing shareholder of ours.

However, we continued to generate ongoing start up operating losses and were unable to raise sufficient debt or equity to finance these ongoing losses.

On December 18, 2000 we filed a Form 8-K announcing we were unable to meet our payroll on December 15, 2000 and that on December 21, 2000 we filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Court for the District of Colorado.

Effective January 24, 2001 we were delisted from the Nasdaq SmallCap Market for failure to maintain (i) net tangible assets of $2 million; (ii) market capitalization of $35 million; or (iii) net income of $500,000 in the most recently completed fiscal year.

On February 23, 2001, we filed a Form 8-K announcing we had sold all of our business and assets to Liberty Enterprises for $600,000, plus forgiveness of $95,000 in post-petition financing, following a hearing in U.S. Bankruptcy Court for the District of Colorado on February 16, 2001.

In March 2001, we filed for the termination of our requirement to file reports under the Securities Act in March 2001 and were subsequently listed on the Pink Sheets under the symbol CVTEQ.PK.

We were dismissed from bankruptcy, effective March 13, 2001, at which time the last of our remaining directors resigned.

In December 2005, one of our principal shareholders filed a complaint with the District Court of Jefferson County, Colorado, requesting the Court to instruct us to hold a shareholders' meeting to elect new directors.

In February 2006, the District Court of Jefferson County, Colorado, instructed us to hold a shareholders meeting to elect new directors.

In March 2006, we held a shareholders' meeting at which Mr. David J Cutler was appointed as a director of ours and our Chief Executive Officer and Chief Financial Officer and Messrs. Wesley Whiting and Reggie Green were appointed as directors of ours. At the shareholders meeting, Mr. Cutler undertook to use his best efforts to reach satisfactory negotiated settlements with our outstanding creditors, bring our financial records up to date, seek a listing on the over the counter bulletin board, raise debt and/or equity financing to fund the negotiated settlements with our creditors and to meet ongoing operating expanses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There is no assurance that this series of events will be satisfactorily completed.

During the second quarter of 2006, our books and records were retrieved from a number of different storage locations including our former attorneys and the purchaser of our business and assets.

During the third quarter of 2006, financial accounts for the fiscal years ended December 31, 2005 and 2004 were completed and submitted for audit to Larry O'Donnell, CPA, PC (`O'Donnell') who was appointed as our new independent accountant effective August 15, 2006.

In the period from his appointment in March 2006 through September 2006, Mr. David J Cutler, one of our directors and our Chief Executive Officer and Chief Financial Officer, incurred more than $50,000 on our behalf in bringing our affairs up to date, principally on settling certain of our outstanding liabilities, legal and accounting fees and directors' remuneration. In September 2006, Mr. Cutler agreed to convert $50,000 of this loan to us into equity on a basis to be determined by an independent third party valuation. In September 2006, our independent directors authorized an initial issue of 510,000 shares of our common stock, representing 50.3% of our total issued and outstanding shares of our common stock, to Mr. Cutler, pending the completion of the independent third party valuation. In November 2006, the independent third part valuation of our shares of common stock was completed and on the basis of this third party valuation our independent directors authorized the issue of an additional 897,644 shares of our common stock to Mr. Cutler as the balance of the equity to which he was entitled on the conversion of his $50,000 loan to us into equity. Following this second and final issue of equity to Mr. Cutler, Mr. Cutler owned a total of 1,407,644 shares of our common stock representing 70% of our total issued and outstanding shares of our common stock. In the period from October 2006 through March 2007, Mr. Cutler has further incurred in excess of $45,000 of expenses on our behalf in bringing our affairs up to date. There can be no assurance that Mr. Cutler will continue to incur expenses on our behalf.

On October 16, 2006, we held an annual meeting of shareholders at which the majority of our shareholders voted to re-elect our existing directors for another term, change our name to a name to be determined by our Board of Directors, authorize a reverse split of our common stock on a basis up to one for ten and to increase our share capital from 19,970,000 class A shares to 100,000,000 class A shares. Following this vote of our shareholders, effective October 23, 2006 we changed our name from Cavion Technologies, Inc. to Concord Ventures, Inc. and effective November 11, 2006 we completed a reverse split of our common stock on a basis of one for ten. As a consequence of our name change, our trading symbol on the Pinks Sheets was subsequently changed from CVTEQ.PK to CCVR.PK

Following our ten for one reverse split in November 2006, we issued 25,000 shares of our common stock to each of our two non-executive directors as remuneration for their services to us (50,000 share of common stock in total). We also issued a further 25,000 to each of two, third party consultants for the services they had provided to us (a further 50,000 share of common stock in total).

In the period April 1, 2003 through March 31, 2006, our outstanding liabilities which had been incurred, prior to our dismissal from our Chapter 11 reorganization effective March 13, 2001, under the state laws of California, Delaware, Florida, Indianapolis, Maryland, Nebraska, North Carolina,

Pennsylvania, Texas and Vermont, were statute barred and accordingly we recognized a gain on these statute barred liabilities of $738,000 during the period.

In the three months ended March 31, 2007, our outstanding liabilities which had been incurred, prior to our dismissal from our Chapter 11 reorganization effective March 13, 2001, under the state laws of Arizona, Colorado, Georgia, Massachusetts, Minnesota, Mississippi, New Jersey, New York, Oregon, South Dakota, Tennessee, Washington and Wisconsin, were statute barred and accordingly we recognized a gain on these statute barred liabilities of $7.3 million in the period.

As a result of the impact of the statute of limitation on our outstanding liabilities, which had been incurred prior to our dismissal from our Chapter 11 reorganization, effective March 31, 2007, our outstanding liabilities had been reduced from approximately $8.4 million to approximately $640,000.

Consequently we continue to seek to reach satisfactory negotiated settlements with the substantially reduced balance of our outstanding creditors, a listing on the over the counter bulletin board and to raise the debt and/or equity to fund negotiated settlements with our creditors and to meet our ongoing operating expenses and merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There can be no assurance that this series of events will be successfully completed.

Cash and Cash Equivalents -- Cash and cash equivalents consist of cash and highly liquid debt instruments with original maturities of less than three months. All cash balances were distributed for the benefit of our creditors following the sale of our entire business and all our assets, effective February 16, 2001, as part of our Chapter 11 reorganization. We had no balance of cash or cash equivalents as of March 31, 2007 and 2006 or December 31, 2006 and 2005.

Property and Equipment- Property and equipment acquired from LanXtra was recorded at its estimated fair value. Additions were recorded at cost. Property and equipment were depreciated using the straight-line method over the lesser of the lease term or their estimated lives as follows:

          Furniture and fixtures                     7 years
          Network equipment                        3 - 5 years
          Licensed software                          3 years
          Leasehold improvements                Life of the lease

We sold all of our fixed assets effective February 16, 2001 for the benefit of our creditors as part of our Chapter 11 reorganization. Accordingly, we had no property and equipment as of March 31, 2007 or December 31, 2006 and 2005 and we recorded no depreciation expense in the three months ended March 31, 2007 and 2006 or in the fiscal years ended December 31, 2006 and 2005.

Deferred Costs and Other -- Offering costs with respect to issue of common stock, warrants or options by us were initially deferred and ultimately offset against the proceeds from these equity transactions if successful or expensed if the proposed equity transaction is unsuccessful. We had no deferred costs and other as of March 31, 2007 or December 31, 2006 and 2005.

Impairment of Long-Lived and Intangible Assets -- In the event that facts and circumstances indicated that the cost of long-lived and intangible assets may be impaired, an evaluation of recoverability was performed. If an evaluation was required, the estimated future undiscounted cash flows associated with the asset were compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value was required.

Financial Instruments -- The estimated fair values for financial instruments was determined at discrete points in time based on relevant market information. These estimates involved uncertainties and could not be determined with precision. The carrying amounts of notes receivable, accounts receivable, accounts payable and accrued liabilities approximated fair value because of the short-term maturities of these instruments. The fair value of notes payable approximated to their carrying value as generally their interest rates reflected our effective annual borrowing rate.

Income Taxes -- We account for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Revenue Recognition - We generated revenue from three sources: (1) service revenue for the installation of equipment for internet access and access to the Company's secure financial network at customer sites, (2) software license fees, and (3) recurring monthly network access and connectivity fees. Service revenue is recognized as the services are performed. Software license arrangements typically provide for enhancements over the term of the arrangement, and software license fees are generally received in advance, deferred and recognized ratably over the term of the arrangement. Network access and connectivity fees are typically billed in advance and recognized in the month that the access/connectivity is provided.

Software Development Costs - We capitalized software development costs when a software product was determined to be technologically feasible. Our software products were deemed to be technologically feasible at the point we commenced field testing of the software. The period from field testing to general customer release of the software was brief and the costs incurred during this period were insignificant. Accordingly, we had not capitalized any qualifying software development costs.

Advertising cost -- Advertising costs were expensed as incurred. No advertising costs were incurred in the three months ended March 31, 2007 and 2006 or in the years ended December 31, 2006 and 2005.

Comprehensive Income (Loss) -- Comprehensive income is defined as all changes in stockholders' equity (deficit), exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries and unrealized gains (losses) on available-for-sale securities. From our inception there were no differences between our comprehensive loss and net loss.

Our comprehensive profit for the three months ended March 31, 2007 and 2006 and for the year ended December 31, 2006 and 2005 was identical to our net profit for the three months ended March 31, 2007 and 2006 and for the years ended December 31, 2006 and 2005.

Income (Loss) Per Share -- The income (loss) per share is presented in accordance with the provisions of Statement of Financial Accounting Standards
(SFAS) No. 128, Earnings Per Share. SFAS No. 128 replaced the presentation of primary and fully diluted earnings (loss) per share (EPS) with a presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing the income or loss available to common stockholders by the weighted average number of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted EPS was the same as Basic EPS for the three months ended March 31, 2007 and 2006 and for the year ended December 31, 2006 and 2005 as the exercise price of our outstanding stock options was substantially in excess of our share price throughout these periods.

Stock-Based Compensation -- As permitted under the SFAS No. 123, Accounting for Stock-Based Compensation, we account for our stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. As such, compensation expense is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. Certain pro forma net income and EPS disclosures for employee stock option grants are also included in the notes to the financial statements as if the fair value method as defined in SFAS No. 123 had been applied. Transactions in equity instruments with non-employees for goods or services are accounted for by the fair value method.

Use of Estimates -- The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Due to uncertainties inherent in the estimation process, it is possible that these estimates could be materially revised within the next year.

Recently Issued Accounting Pronouncements-- In March 2005, the FASB Interpretation No.47 "FIN 47" was issued, which clarifies certain terminology as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations." In addition it clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Early adoption of FIN 47 is encouraged. We do not believe that the adoption of FIN 47 will have a material impact on our financial conditions or results of operation.

In May 2005, the FASB issued FASB Statement No. 154, which replaces APB Opinion No. 20 and FASB No. 3. This Statement provides guidance on the reporting of accounting changes and error corrections. It established, unless impracticable retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements to a newly adopted accounting principle. The Statement also provides guidance when the retrospective application for reporting of a change in accounting principle is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. This Statement is effective for financial statements for fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. We do not believe that the adoption of FASB Statement No. 154 will have a material impact on our financial conditions or results of operation.

In February 2006, the FASB issued FASB Statement No. 155, which is an amendment of FASB Statements No. 133 and 140. This Statement; a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strip and principal-only strip are not subject to the requirements of Statement 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interest that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. We does not believe that the adoption of FASB Statement No. 155 will have a material impact on our financial conditions or results of operation

In March 2006, the Financial Accounting Standards Board (`FASB') issued FASB Statement No. 156, which amends FASB Statement No. 140. This Statement establishes, among other things, that accounting for all separately recognized servicing assets and servicing liabilities. This Statement amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting, because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments Is the same accounting period. This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. We do not believe that the adoption of FASB Statement No. 156 will have a material impact on our financial conditions or results of operation.

In June 2006, the FASB issued Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. We believe that FIN No. 48 should not have a material impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurement where the FASB has previously determined that under those pronouncements fair value is the appropriate measurement. This statement does not require any new fair value measurements but may require companies to change current practice. This statement is effective for those fiscal years beginning after November 15, 2007 and to the interim periods within those fiscal years. We believe that SFAS No. 157 should not have a material impact on our financial position or results of operations

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"). SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, recognize changes in that funded status in the year in which the changes occur through comprehensive income and measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year. The provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. We believe that SFAS No. 158 should not have a material impact on our financial position or results of operations.

In  September  2006,  the  SEC  issued  Staff   Accounting   Bulletin  No.  108,
"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statements and related financial statement disclosure using both the rollover approach and the iron curtain approach. The requirements of SAB 108 are effective for annual financial statements covering the first fiscal year ending after November 15, 2006. SFAS No. 158 has not had a material impact on our financial position or results of operations.

In July 2006, the FASB issued Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes the minimum accounting and disclosure requirements of uncertain tax positions. FIN 48 also provides guidance on the derecognition, measurement, classification, interest and penalties, and transition of uncertain tax positions. FIN 48 is effective for fiscal periods beginning after December 15, 2006. We believe that FIN 48 should not have a material impact on our financial position or results of operations

Business Segments -- In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. We had two reportable segments: a provider of a secure financial network connectivity and Internet solutions to credit unions and their business partners ("Cavion") and a provider of e-commerce services to credit union members ("Member Emporium"). Cavion activities included the operations of providing a connection to the CuiNet and Internet banking products, which enabled credit unions to offer their members a wide array of financial products and services over the Internet. Member Emporium activities included development and implementing e-commerce relationships with third party merchants and suppliers and, in turn, offering their products to credit union members. Member Emporium operations began in the first quarter of 2000. The accounting policies of the segments were the same as those applied in the financial statements. Inter-company interest was calculated based on monthly balances of segment loans and was eliminated in consolidation.

Following the sale of our entire business and all of our assets effective February 16, 2001, we consider our ongoing activities to constitute a single segment.

2.       GOING CONCERN AND LIQUIDITY:

As of December 31, 2006,  we had $0 cash on hand,  $198 of assets,  no operating
business  or  other  source  of  income  and   outstanding   liabilities  and  a
stockholder' deficit of approximately $7.9 million.

As of March 31,  2007,  we had $0 cash on hand,  $198 of  assets,  no  operating
business  or  other  source  of  income  and   outstanding   liabilities  and  a
stockholder' deficit of approximately $640,000.

Consequently we are now dependent on raising additional equity and/or debt to fund any negotiated settlements with our outstanding creditors and meet our ongoing operating expenses. There is no assurance that we will be able to raise the necessary equity and/or debt that we will need to be able to negotiate acceptable settlements with our outstanding creditors or fund our ongoing operating expenses.

In the period from his appointment in March 2006 through September 2006, Mr. David J Cutler, one of our directors and our Chief Executive Officer and Chief Financial Officer, incurred more than $50,000 on our behalf in bringing our affairs up to date, principally on settling certain of our outstanding liabilities, legal and accounting fees and directors' remuneration. In September 2006 Mr. Cutler agreed to convert $50,000 of this loan to us into equity on a basis to be determined by an independent third party valuation. In September 2006 our independent directors authorized an initial issue of 510,000 shares of our common stock, representing 50.3% of our total issued and outstanding shares of our common stock, to Mr. Cutler, pending the completion of the independent third party valuation. In November 2006, the independent third part valuation of our shares of common stock was completed and on the basis of this third party valuation our independent directors authorized the issue of an additional 897,644 shares of our common stock to Mr. Cutler as the balance of the equity to which he was entitled on the conversion of his $50,000 loan to us into equity. Following this second and final issue of equity to Mr. Cutler, Mr. Cutler owned a total of 1,407,644 shares of our common stock representing 70% of our total issued and outstanding shares of our common stock. In the period from October 2006 through March 2007, Mr. Cutler has further incurred in excess of $45,000 of expenses on our behalf in bringing our affairs up to date. There can be no assurance that Mr. Cutler will continue to incur expenses on our behalf.

It is our current intention to seek to reach satisfactory negotiated settlements with our outstanding creditors, bring our financial records up to date, seek a listing on the over the counter bulletin board, raise debt and/or equity financing to fund the negotiated settlements with our creditors and to meet ongoing operating expanses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There is no assurance that this series of events will be satisfactorily completed.

3.       ACQUISITIONS AND DISPOSITIONS:

Purchase of LanXtra's Assets, Liabilities and Operations

In August 1998, we signed a letter of intent to purchase LanXtra's business. In December 1998, we signed an Asset Purchase Agreement (the "Purchase Agreement") with LanXtra to purchase substantially all the assets of LanXtra in exchange for approximately 37,521 shares and 2,865 shares of the our Class A and B Common Stock, respectively, and the assumption by us of certain liabilities of LanXtra. The number of Class A Common Stock shares issued to LanXtra represented approximately 12% of our equity interest at the time of the purchase agreement. The Purchase Agreement was consummated on February 1, 1999, and we assumed the operations of LanXtra on that date. On December 21, 1998, we issued 62,536 shares to certain shareholders of LanXtra who could continue to become members of our management. One of these shareholders held directly and through irrevocable proxies sufficient voting shares to approve the transaction. The shares are non-forfeitable and not contingent upon the management's continued employment with us. As a result, the shares were considered additional purchase consideration and were recorded at their estimated fair value of $30 per share.

The  estimated  fair  value  of  assets  acquired,   liabilities   assumed,  and
consideration issued in the transaction with LanXtra were as follows:

          Consideration:
            Class A Common Stock                       $3,001,710
            Class B Common Stock                          167,197
            Cash                                          338,735
                                                       ----------
                                                        3,507,642
          Add:  Net liabilities (assets) assumed:
            Working capital deficit assumed               706,044
            Property and equipment                       (331,020)
            Borrowings assumed                            924,417
            Other assets                                  (41,815)
                                                       ----------
          Goodwill                                     $4,765,268
                                                       ==========

We recorded the fair value of our stock issued to LanXtra a $30 per share based principally upon our private placement of Series A Preferred Stock completed in February 1999. The transaction with LanXtra resulted in approximately $4,760,000 of goodwill, and was to be amortized over five years. Because the business had never been profitable, and due to the other risks and uncertainties discussed herein, it was reasonably possible that an analysis of these long- lived assets in future periods could result in a conclusion that they were impaired, and the amount of the impairment could have been substantial.

Disposal of Our Business and Assets

On Febuary 23, ,2001 we filed a Form 8-K announcing we had sold all of our business and assets to Liberty Enterprises for $600,000, plus forgiveness of $95,000 in post-petition financing, following a hearing in U.S. Bankruptcy Court for the District of Colorado on February 16, 2001.

4. ASSETS

On February 23, 2001, we filed a Form 8-K announcing we had sold all of our business and assets to Liberty Enterprises for $600,000, plus forgiveness of $95,000 in post-petition financing, following a hearing in U.S. Bankruptcy Court for the District of Colorado on February 16, 2001. Accordingly, we had no assets as of December 31, 2005, and, as of March 31, 2007 and December 31, 2006, our only asset was a prepaid expense of $198.

5. ACCOUNTS PAYABLE

Following the sale of all of our business and assets effective February 16, 2001, the proceeds from the sale were insufficient to repay all of our liabilities. Indeed the sale proceeds were only sufficient to pay certain of our secured liabilities. No proceeds were available to repay any of our unsecured creditors. Accordingly, the majority of the balance of accounts payable represents liabilities outstanding since we filed for Chapter 11 protection in December 2000.

In the period April 1, 2003 through March 31, 2006, our outstanding accounts payable which had been incurred, prior to our dismissal from our Chapter 11 reorganization under the state laws of California, Delaware, Florida, Indianapolis, Maryland, Nebraska, North Carolina, Pennsylvania, Texas and Vermont were statute barred. Accordingly, we recognized a gain on these statute barred liabilities of $315,000 in the period.

In the three months ended March 31, 2007, our outstanding accounts payable which had been incurred, prior to our dismissal from our Chapter 11 reorganization, under the state laws of Arizona, Colorado, Georgia, Massachusetts, Minnesota, Mississippi, New Jersey, New York, Oregon, South Dakota, Tennessee, Washington and Wisconsin were statute barred. Accordingly, we recognized a gain on statute barred liabilities of $1.6 million.

As a result of the impact of the statute of limitation on our outstanding liabilities, effective March 31, 2007, our outstanding accounts payable had been reduced from in excess of $2 million to approximately $95,000.

6. CUSTOMER PREPAYMENTS

Prior to filing for Chapter 11 protection in December 2000, our customers prepaid us for the services we were to provide to them. Effective February 16, 2001, we sold our entire business and all our assets and ceased to provide any ongoing services. At that time, the purchaser of our business declined to provide services to customers who had already paid us and would only provide services to customers who paid them on an ongoing basis. Consequently, this balance represents a liability to customers who had made prepayments to us prior to December 2000 in respect of respect of services we were to deliver after February 16, 2001, and who never received such services from us or from the purchaser of our business. Accordingly, this liability was unchanged at December 31, 2006 and 2005.

In the three months ended March 31, 2007, our outstanding liability in respect of customer prepayments was statute barred and accordingly we recognized a gain on statute barred liabilities of $1.1 million the period in respect of these statute barred customer prepayments.

As a result of the impact of the statute of limitation on our outstanding liability for customer prepayments, effective March 31, 2007, our outstanding liability for customer prepayments was reduced from $1.1 million to $0.

7. ACCRUED EXPENSES

Accrued expenses related to accrued employee costs outstanding at the date we filed bankruptcy and accrued interest expenses in respect of our outstanding liabilities.

No additional accrual was required for employee costs from the date on which we filed for bankruptcy as all post bankruptcy employee cost were paid in full and we had no employees from February 16, 2001.

During the financial years ended December 31, 2003, 2002 and 2001 we accrued interest of $414,000 on our liabilities outstanding as of March 13, 2001, the date of our dismissal from Chapter 11 reorganization.

No additional accrual for interest expense was required in respect of unpaid liabilities outstanding at the date of our dismissal from bankruptcy in March 13, 2001 in the financial years ended December 31, 2006, 2005 and 2004 as we believe our outstanding liabilities could be settled in full for the values then reflected on our balance sheet.

Interest was accrued at 8% on the loan made to us by Mr. David J Cutler, one of our directors.

In the three months ended March 31, 2007, $552,000 of our accruals in respect of both outstanding liabilities and interest on liabilities outstanding at the date of our bankruptcy were statute barred and accordingly we recognized a gain on statute barred liabilities of $552,000 on the release of these accruals.

As a result of the impact of the statute of limitation on our outstanding liability for accrued liabilities, effective March 31, 2007 our outstanding liability for accrued liabilities was reduced from $642,000 to $91,000.

8. CAPITAL AND OPERATING LEASES

Effective December 2000, when we filed for bankruptcy, we recognized in full the outstanding liabilities under all our capital and operating leases.

In the April 1, 2003 through March 31, 2006, our outstanding liabilities under capital and operating leases which, had been entered into prior to our dismissal from our Chapter 11 reorganization, under the state laws of California, Delaware, Florida, Indianapolis, Maryland, Nebraska, North Carolina, Pennsylvania, Texas and Vermont were statute barred. Accordingly we recognized a gain on statute barred liabilities of $422,000 in the period.

In the three months ended March 31, 2007, our outstanding liabilities under capital and operating leases which had been entered into prior to our dismissal from our Chapter 11 reorganization, under the state laws of Arizona, Colorado, Georgia, Massachusetts, Minnesota, Mississippi, New Jersey, New York, Oregon, South Dakota, Tennessee, Washington and Wisconsin were statute barred. Accordingly we recognized a gain on statute barred liabilities of $2.7 million

As a result of the impact of the statute of limitation on our outstanding liabilities under capital and operating leases, effective March 31, 2007, our outstanding liabilities under capital and operating leases had been reduced from in excess of $3.5 million to approximately $403,000.

9. OTHER LOANS

Other loans represent the loan made to us by one of our directors, Mr. David J Cutler.

In the period from his appointment in March 2006 through September 2006, Mr. David J Cutler, one of our directors and our Chief Executive Officer and Chief Financial Officer, incurred more than $50,000 on our behalf in bringing our affairs up to date, principally on settling certain of our outstanding liabilities, legal and accounting fees and directors' remuneration. In September 2006, Mr. Cutler agreed to convert $50,000 of this loan to us into equity on a basis to be determined by an independent third party valuation. In September 2006, our independent directors authorized an initial issue of 510,000 shares of our common stock, representing 50.3% of our total issued and outstanding shares of our common stock, to Mr. Cutler, pending the completion of the independent third party valuation. In November 2006, the independent third part valuation of our shares of common stock was completed and on the basis of this third party valuation our independent directors authorized the issue of an additional 897,644 shares of our common stock to Mr. Cutler as the balance of the equity to which he was entitled on the conversion of his $50,000 loan to us into equity. Following this second and final issue of equity to Mr. Cutler, Mr. Cutler owned a total of 1,407,644 shares of our common stock representing 70% of our total issued and outstanding shares of our common stock. In the period from October 2006 through March 2007, Mr. Cutler has further incurred in excess of $45,000 of expenses on our behalf in bringing our affairs up to date. There can be no assurance that Mr. Cutler will continue to incur expenses on our behalf.

Interest is accrued on the loan at 8%.

10. CONVERTIBLE SUBORDINATED NOTES

During August 2000, we initiated a private offering of convertible subordinated notes. Our Board of Directors approved a maximum offering of up to $4 million. The notes were to be convertible into shares of our Class A Common Stock at the ratio of 833 shares per $50,000 of notes (implied conversion rate of $60.00 per share). The notes were immediately convertible once the underlying shares were registered with the Securities Exchange Commission. Each note holder was to receive detachable warrants to purchase 208 shares of our Class A Common Stock for each $50,000 of notes. The notes accrue interest at 10% per annum with mature one year from the date funded. The interest was payable quarterly in cash or Concord's Common Stock.

As part of this agreement, we were required to issue warrants to FCI entitling them to purchase such number of our shares of our Class A Common Stock representing 10% of the total amount of any securities issued under this agreement that will be exercisable at any time during a five year term exercisable at 110% of the price of the notes. Upon each closing, we would also pay 8% of the total gross proceeds received to FCI. We were required to register the shares of our Class A Common Stock into which these shares were convertible as well as shares subject to issuance upon the exercise of detachable warrants within 90 days from the day of closing. On the effective day of the registration statement, each purchaser, at its discretion, may adjust the conversion price in the event that the average closing price of our shares of Class A Common Stock during the preceding ten day period was equal to or less than $20.00 per share. If during the one year period following the effective date of the registration statement we were to sells shares of our own Class A Common Stock at a price lower than the existing implied conversion price, the conversion price would automatically be reduced to equal such lower price. In addition, the exercise price of the warrants issued under this arrangement were also be reset to the conversion price if the conversion price is changed.

On September 19, 2000, we received $600,000 of funding from this offering. As part of the selling agent's compensation, we issued warrants to purchase 1,000 shares of our Class A Common Stock. The warrants were exercisable at any time during a five-year term at an exercise price of $60.00 per share. The warrants, when issued, were valued at a total of approximately $38,000 utilizing the Black-Scholes option pricing model assuming a volatility factor of 126%, a risk free rate of 5.95% and a fair market value of the underlying shares of $45.60. These warrants were recorded as debt issuance costs and were to be amortized into interest expense over the note period of one year.

In conjunction with the funding received on September 19, 2000, we issued warrants to the investors to purchase 25,000 shares of our Class A Common Stock. The warrants were exercisable at any time during a five-year term at an exercise price of $60.00 per share. The warrants, when issued, were valued at a total of approximately $96,000, utilizing the Black-Scholes option pricing model assuming a volatility factor of 126%, a risk free rate of 5.95% and a fair market value of the underlying shares of $45.60. These warrants were recorded as a debt discount. The discounted debt was to be accreted back to its face value over the note period of one year. The accretion of the debt was to be recorded as interest expense.

We also recorded debt issuance costs of $48,000 related to a cash placement agent fee made to FCI. These costs were to be amortized to interest expense over the life of the debt.

We obtained shareholder approval of the terms of this transaction.

Effective October 11, 2000, we modified the terms of the private offering of convertible subordinated notes and the terms of the then currently outstanding convertible subordinated notes. The terms were modified such that the notes were convertible into shares of our Class A common stock at the ratio of 2,500 shares per $50,000 of notes (implied conversion rate of $20.00 per share). Each note holder was to receive warrants to purchase 675 shares of our Class A common stock for each $50,000 of notes. The notes were to accrue interest at 10% per annum with maturity one year from the date funded. The interest was payable quarterly in cash or Concord's Common Stock. As part of this agreement, we were required to issue warrants to FCI entitling the purchase of its common stock totaling 10% of the total amount of any securities issued under this agreement that would be excercisable at any time during a five year term excercisable at 110% of the price of the notes The warrants issued to both the placement agent and investors had an exercise price of $20.00. Upon each closing, we were to pay 8% of the total gross proceeds received to FCI. We were required to register the shares of our common stock into which these notes were convertible as well as the shares subject to issuance upon the exercise of the detachable warrants within 90 days from the day of closing. On the effective day of the registration statement, each purchaser, at its discretion, could adjust the conversion price in the event the average closing price of our common stock during the preceding ten day period was equal to or less than $20.00 per share. If during the one year period following the effective date of the registration statement, we sold shares of our common stock at a price lower than the then implied conversion price, the conversion price would automatically be reduced to equal such lower price. In addition, the exercise price of the warrants issued under this arrangement was also to be reset to the conversion price if the conversion price was changed. In the event we were sold or acquired in the future, the note holders would be guaranteed a minimum return of 50% of their investment. All other terms remained the same.

We intended to seek shareholder approval of the modifications.

The modification of terms for the convertible subordinated notes outstanding was accounted for in accordance with EITF No. 96-19, "Debtors Accounting for a Modification or Exchange of Debt Instruments." Accordingly, the modification of the terms was treated as an extinguishment of the original debt and issuance of new debt. As a result of the extinguishment, the old debt issuance costs, recorded debt, and debt discount was removed from the financial statements and replaced with the new debt. The difference in values was recorded as a loss on extinguishment of debt of approximately $522,000. As part of the new debt, warrants issued to the placement agent to purchase shares of our Class A Common Stock increased to 3,000 shares. The fair value of these warrants was approximately $60,000. The warrants issued to the note holders to purchase shares of our Class A Common Stock increased to 7,500 shares. The fair value of these warrants is approximately $247,000. The warrants have been valued using the Black-Scholes option pricing model assuming a volatility factor of 124%, a risk free interest rate of 5.95% and a fair market value of the underlying shares of $23.10. The issuance of these notes resulted in a beneficial conversion of approximately $228,000, calculated in accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features." The beneficial conversion feature was reflected as a debt discount. The discount resulting from the beneficial conversion feature was to be accreted back to its original value as interest expense over the 90-day period the notes become convertible.

Subsequent to September 30, 2000 and through November 17, 2000, we issued additional convertible subordinated notes and received $400,000 of funding under the private offering approved by our Board of Directors in August of 2000. The terms of the notes and detachable warrants are consistent with the modified terms. As part of the selling agent's compensation for this funding, we issued warrants to purchase 2,000 shares of our Class A Common Stock with an exercise price of $20.00 per share. These warrants, when issued, were valued at a total of approximately $48,000. These warrants were recorded as debt issuance costs and were to be amortized into interest expense over the note term of one year. We also issued warrants to the investors to purchase 5,000 shares of our Class A Common Stock with an exercise price of $20.00 per share. These warrants, when issued, were valued at a total of approximately $121,000. These warrants were recorded as a debt discount. The discounted debt was to be accreted back to its face value over the note period of one year. The accretion of the debt was to be recorded as interest expense. The warrants were valued using the Black-Scholes option pricing model assuming a volatility factor ranging from 136% to 140%, a risk free interest rate of 5.95% and a fair market value of the underlying shares ranging from $23.10 to $28.80. The issuance of these notes resulted in a beneficial conversion of approximately $213,000. The beneficial conversion feature was to be reflected as a debt discount. The discount resulting from the beneficial conversion feature was to be accreted back to its original value as interest expense over the 90-day period the notes become convertible.

In addition to the $400,000 we received subsequent to September 30, 2000 and through November 17, 2000, we issued another non-convertible note for $75,000 to an existing shareholder under the private offering of convertible subordinated notes in October. This note was due on December 31, 2000. No detachable warrants were issued to the shareholder or to the selling agent in connection with this purchase.

On November 30, 2000, we issued additional convertible subordinated notes and received $350,000 of funding under the private offering approved by our Board of Directors in August of 2000. The terms of the notes and detachable warrants are consistent with the modified terms. As part of the selling agent's compensation for this funding, we issued warrants to purchase 1,750 shares of our Class A Common Stock with an exercise price of $20.00 per share. These warrants, when issued, were valued at a total of approximately $34,000. These warrants were recorded as debt issuance costs and were to be amortized into interest expense over the note term of one year. We also issued warrants to the investors to purchase 4,375 shares of our Class A Common Stock with an exercise price of $20.00 per share. These warrants, when issued, were valued at a total of approximately $64,000. These warrants were recorded as a debt discount. The discounted debt was to be accreted back to its face value over the note period of one year. The accretion of the debt was to be recorded as interest expense.

We filed bankruptcy shortly after this final issue of convertible subordinated notes and no further issues of convertible subordinated notes were made.

On March 29, 2001, holders of convertible subordinated notes received payments totaling $42,072 from the proceeds on the sale of our business and asset effective February 16, 2001. The payment represented less than the accrued interest outstanding on the convertible subordinated notes but represented the total funds available to the convertible subordinated note holders from the sales proceeds.

None of the convertible subordinated notes have been converted and the liability outstanding at December 31, 2006 and 2005 in respect of these notes remained unchanged.

During the three months ended March 31, 2007, our liability in respect of this convertible debt became statute barred and consequently we no longer have any liability outstanding in respect of this convertible debt.

All warrants issued to the placement agent and the note holders expired, un-exercised between September and November 2005.

11.   ADDITIONAL BORROWINGS:

The borrowings reported in the last Form 10-KSB that we filed were as follows:

                                              December 31,
                                     1999                       1998
                             ----------------------     --------------------
                                       Unamortized                 Unamortized
                              Face      Discount         Face        Discount
                             Value                      Value


     Notes payable        $470,000    $   -            $370,000  $(117,167)
                          --------     ------------    --------   ---------
                          $470,000    $   -            $370,000  $ (117,167)
                          ========     ============    ========   =========


Bridge Loan - August 1999 Private Placement of Notes and Warrants.

In August 1999, we raised $300,000 through Neidiger, Tucker, Bruner, Inc. and First Capital Investments, Inc. ("FCI" or the "Selling Agent"). FCI, was a related party through its substantial ownership of our common stock.

The Bridge Loan bore interest at 14% and was to mature upon the earlier of the closing of the Company's IPO or one year from the date of the note. Each $50,000 note entitled the subscriber to warrants to purchase 500 shares of Class A common stock. The notes were due on the closing of our initial public offering or one year from the date of their issuance.

The warrants were exercisable for period of five years from November 3, 1999. The warrant exercise price is $65.00, the price at which common stock was offered in our initial public offering

The notes and warrants were sold to 4 accredited investors. We relied on the exemption from registration provided by Sections 4(2) and 4(6) of the Act and Rule 506 of Regulation D adopted under the Act, as well as exemptions under various state securities laws. The names, dates and amounts for the sales are listed in our two Registrations Statements of Form SB-2 (No. 333-80421), which was declared effective on October 29, 1999 and (No. 333-93929), which was declared effective on February 4, 2000.

Upon their issuance, the proceeds of the Bridge loan were discounted to reflect the estimated fair value of warrants issued to the holders of the bridge loan debt. The discount was amortized as interest expense over the estimated term of the notes. Debt issuance costs in the amount of $31,045 were paid in conjunction with the issuance of these notes and were amortized as interest expense over the term of the notes. The estimated fair value of the warrants was $33,127 and was determined utilizing the Black-Scholes option pricing model, assuming a volatility factor of 0.001%, a risk free rate of 6.22% and a fair market value of the underlying stock of $67.50 per share.

The loan was paid in full upon the closing of the IPO on November 5, 1999.

The warrants expired, un-exercised, in October 2004.

Note Payable

Beginning on October 20, 1998, we offered through our officers, directors and FCI, up to $2,000,000 of 15% secured notes due October 19, 2000 (the "Notes") along with warrants to purchase Class A Common Stock (the "Warrants"). At December 31, 1998, we had raised $370,000 through the Offering. We raised a total of $470,000, and the Offering closed on February 8, 1999.

The Notes were secured by substantially all of the assets owned and there after acquired by us, including the assets acquired from LanXtra in February 1999. There was no pre-payment penalty.

In connection with the Offering, we granted note holders Warrants to purchase 120 shares of our Class A Common Stock for every $10,000 of Notes purchased. Accordingly, at December 31, 1998, we had issued Warrants for 4,440 shares, and in February 1999, issued Warrants for an additional 1,200 shares. Such Warrants had an exercise price of $0.10 per share. These detachable Warrants were valued at a total of $169,660 utilizing the Black-Scholes option pricing model, assuming a volatility factor of 70%, a risk free interest rate of 4.31% and a fair market value of the underlying common stock of $30 per share.

We relied on the exemption from registration provided by Section 4(2) of the Act and Rule 505 of Regulation D adopted under the Act, as well as exemptions under various state securities laws. The securities were sold to 13 private investors. One was an accredited investor and 12 were sophisticated investors. Investors received a private placement memorandum as well as copies of the documents relating to the sale of the assets of LanXtra to cavion.com which closed in February 1999 and the loan from cavion.com to LanXtra which has since been extinguished

The Note Payable was repaid in full together with accrued interest of $33,566 and fees of $54,362 from the proceeds of the sale of our business and assets effective February 16, 2001.

All Warrants have been exercised before December 31, 1999.

Revolving Line of Credit

As part of the Purchase Agreement, a $600,000 Revolving Line of Credit was assumed by us. The line of credit accrued interest at a rate equal to the bank's reference rate plus 1.5% (9.25% at December 31, 1998). The Revolving Line of

Credit was collateralized by letters of credit issued by us and certain LanXtra stockholders as well as by agreements among certain LanXtra stockholders.

The Revolving Line of Credit was paid in full and cancelled after the IPO proceeds were received, at which point the corresponding collateralized letters of credit were released.

Notes Payable to LanXtra Stockholders

We assumed notes payable to certain LanXtra stockholders as part of the Purchase Agreement. The maturity date on these notes was extended to the date on which we would obtain 100 credit union customers (the "100 Credit Union Date"). The 100 Credit Union Date was reached on December 31, 1999. In addition, interest terms were amended such that no interest was to accrue for the remaining term of the notes payable. At the acquisition date, the notes were discounted to reflect their fair value. The discount was amortized as interest expense over the remaining estimated term of the notes.

The notes payable to stockholders were repaid in full after the IPO proceeds were received.

As additional consideration for shareholder notes with a face value of $240,000, LanXtra issued 2,865 shares of its putable common stock. These putable shares were exchanged for 2,865 shares of our Class B Putable Common Stock. The lenders have the right to sell these shares back to us for a purchase price of $70 per share, through March 30, 2000, or can convert these shares into equivalent shares of Class A Common Stock. If these shares were not redeemed or converted at the request of the shareholder, they would automatically convert on March 31, 2000. As a result of this transaction, the Class B shares were recorded at their estimated fair value of $167,197. The difference between this amount and the put value of $200,537 was accreted as interest expense over the estimated term of the notes.

The 2,865 Class B Putable Common Stock converted to Class A Common Stock effective March 31, 2000.

Related Party Collateralized Loans

We also assumed certain factoring agreements (the "Agreements") with management and a stockholder of ours as part of the Purchase Agreement. The interest terms were amended such that no interest would be accrued for the remaining term of the loans and the maturity of these loans was extended to the 100 Credit Union Date.

The related party collateralized loans were paid in full after the IPO proceeds were received and cancelled.

12. COMMITMENTS:

Capital and Operating Leases

All potential liabilities under existing capital and operating leases were recognized in full effective February 16, 2001.

In the April 1, 2003 through March 31, 2006, our outstanding liabilities under capital and operating leases which, had been entered into prior to our dismissal from our Chapter 11 reorganization effective March 13, 2001, under the state laws of California, Delaware, Florida, Indianapolis, Maryland, Nebraska, North Carolina, Pennsylvania, Texas and Vermont were statute barred. Accordingly we recognized a gain on statute barred liabilities of $422,000 in the period.

Any potential liability in respect of the lease we assigned to the purchaser of our business and assets terminated with the expiration of the lease in February 2006.

In the three months ended March 31, 2007, our outstanding liabilities under capital and operating leases which had been entered into prior to our dismissal from our Chapter 11 reorganization effective March 13, 2001, under the state laws of Arizona, Colorado, Georgia, Massachusetts, Minnesota, Mississippi, New Jersey, New York, Oregon, South Dakota, Tennessee, Washington and Wisconsin were statute barred. Accordingly we recognized a gain on statute barred liabilities of $2.7 million.

As a result of the impact of the statute of limitation on our outstanding liabilities under capital and operating leases, effective March 31, 2007, our outstanding liabilities under capital and operating leases had been reduced from in excess of $3.5 million to approximately $403,000.

Litigation

At LanXtra's shareholders meeting on January 15, 1999, to consider the sale of LanXtra's assets to us, Kirk W. Dennis, a LanXtra shareholder holding 5,000 shares, or 17.45% of its outstanding shares at the time, voted against the transaction. Under Colorado law, a shareholder voting against a sale-of-assets transaction has the right to dissent from the sale and obtain payment of the fair value of the shareholder's shares. Fair value, in general, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects. We assumed the liability, if any, of LanXtra to the dissenting shareholder. On or about March 12, 1999, Mr. Dennis demanded payment for the value of his 5,000 shares immediately before the effective date of the asset sale which he asserted to be $250,000. Because we could not reach an agreement with Mr. Dennis as to the fair value of his shares, we filed a lawsuit against him, as we were required to do under Colorado law, on June 1, 1999 to resolve the matter. The case is titled LanXtra, Inc. v. Kirk W. Dennis, Case No. 99 CV 3583 in the District Court, City and County of Denver, Colorado. While we could have been required to pay him the fair value of his shares as determined in that proceeding, we believed that the value paid on account of these shares under the asset purchase agreement was greater than the amount which he could have recovered under Colorado law and substantially less than the current value of the shares. Because of that, we had not reserved any funds to cover payment of the liability. If Mr. Dennis nevertheless obtained an award of a substantial amount as fair value, it could have a materially adverse effect on our financial condition. Further, a payment to this dissenting shareholder could have resulted in the transaction in which we purchased the business of LanXtra becoming a taxable transaction, which could have exposed us to significant tax liability. When we filed for Chapter 11 protection in December 20000 Mr. Dennis added Mr. Selina and Mr. Lassen, both former Chief Executive Officers of ours, as parties to the suit. Mr. Dennis subsequently withdrew his claim and is now precluded form filing another such action.

Two former employees filed claims against us with the Denver office of the Equal Employment Opportunity Commission alleging gender discrimination. There was no factual basis for these claims which were subsequently dismissed.

On December 18, 2000, we filed a Current Report on Form 8-K announcing we were unable to meet our payroll on December 15, 2000, and that on December 21, 2000, we filed for protection under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the District of Colorado. On March 13, 2001, our Chapter 11 filing was dismissed by the bankruptcy court.

On February 23, 2001, we filed a Current Report on Form 8-K announcing we had sold all of our business and assets to Liberty Enterprises for $600,000, plus forgiveness of $95,000 in post-petition financing, following a hearing in US Bankruptcy Court for the District of Colorado on February 16, 2001 and that our remaining three directors were shortly to resign.

As a result of our Chapter 11 filing, certain of our shareholders took legal action against Mr. Selina, formerly our Chief Executive Officer, and Mr. Aster, formerly our Chief Executive Officer, in respect of our business failure. This case was subsequently resolved in an out of court settlement with a nominal payment to these shareholders by our D & O insurance company.

In December 2005, one of our principal shareholders filed a complaint with the District Court of Jefferson County, Colorado, requesting the Court to instruct us to hold a shareholders' meeting to elect new directors.

In February 2006, the District Court of Jefferson County, Colorado, instructed us to hold a shareholders meeting to elect new directors. In March 2006, we held a shareholders' meeting at which Mr. David J. Cutler was appointed as a director and Chief Executive Officer and Chief Financial Officer, and Messrs. Wesley Whiting and Reggie Green were appointed as non-executive directors. At the shareholders meeting, Mr. Cutler was instructed to use his best efforts to reach satisfactory negotiated settlements with our outstanding creditors, bring our financial records up to date, seek a listing on the over the counter bulletin board, raise debt and/or equity financing to fund the negotiated settlements with our creditors and to meet ongoing operating expanses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There is no assurance that this series of events will be satisfactorily completed.


13. RELATED PARTY TRANSACTIONS

In August 1999, we entered into an agreement with MoneyLine America, LLC, (the "MoneyLine Agreement"), which provided that we would receive payments under an agreement with MoneyLine to provide on line mortgage lending services for credit unions and their members through our network. This agreement called for a minimum payment of $300,000 in the first year, beginning September 1999, escalating to $1,000,000 in years six through ten, provided we had at least 1,500 credit unions, or 12% of the U.S. credit unions on our network by the end of year three. The amounts received were reflected as deferred revenue. Fifty percent of MoneyLine America was owned by Boutine Capital, LLC, one of our principal shareholders.

Effective October 22, 1999, we entered into a five-year agreement with Convergent Communications Services, Inc., ("Convergent"). This agreement included a sale lease back of certain network equipment. Equipment with a net book value of $265,394 was sold for $285,976. A corresponding deferred gain of $20,582 was recorded and was to be recognized over the life of the leases. Under this agreement, Convergent was to establish, maintain and support network connectivity between our network and our customers, including providing, equipment, maintenance and related services for the network. One of our directors was the Chief Executive Officer and chairman of the board of Convergent Communications, Inc. the parent company of Convergent. In addition, Convergent owned 64,000 shares of our Class A Common Stock at December 31, 1999.

During the year ended December 31, 2006, we paid approximately $7,500 to the Aster Management Network in consultancy fees fro their assistance in bringing our financial affairs up to date. Aster Management Network is owned by Marshall E Aster, formerly our Chief Financial Officer.

In the period from his appointment in March 2006 through September 2006, Mr. David J Cutler, one of our directors and our Chief Executive Officer and Chief Financial Officer, incurred more than $50,000 on our behalf in bringing our affairs up to date, principally on settling certain of our outstanding liabilities, legal and accounting fees and directors' remuneration. In September 2006, Mr. Cutler agreed to convert $50,000 of this loan to us into equity on a basis to be determined by an independent third party valuation. In September 2006, our independent directors authorized an initial issue of 510,000 shares of our common stock, representing 50.3% of our total issued and outstanding shares of our common stock, to Mr. Cutler, pending the completion of the independent third party valuation. In November 2006, the independent third part valuation of our shares of common stock was completed and on the basis of this third party valuation our independent directors authorized the issue of an additional 897,644 shares of our common stock to Mr. Cutler as the balance of the equity to which he was entitled on the conversion of his $50,000 loan to us into equity. Following this second and final issue of equity to Mr. Cutler, Mr. Cutler owned a total of 1,407,644 shares of our common stock representing 70% of our total issued and outstanding shares of our common stock. In the period from October 2006 through March 2006, Mr. Cutler has further incurred in excess of $45,000 of expenses on our behalf in bringing our affairs up to date. There can be no assurance that Mr. Cutler will continue to incur expenses on our behalf.

Following our ten for one reverse split in November 2006, we issued 25,000 shares of our common stock to each of our two non-executive directors, Messrs Whiting and Green, as remuneration for their services to us (50,000 share of common stock in total).

14   STOCKHOLDERS' DEFICIT:

Preferred Stock

In February 1999, the Board of Directors authorized us, without further action by the shareholders, to issue 10,000,000 shares of one or more series of preferred stock at a par value of $0.0001, all of which is nonvoting. The Board of Directors may, without shareholder approval, determine the dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences. In addition, we authorized the sale of

70,000 shares of Series A Convertible Preferred Stock in conjunction with a private placement offering of the stock. Each share of the Series A Preferred Stock was convertible at any time at the holder's option into an equal number of shares of our Class A Common Stock at a conversion price initially equal to the offering price, which was established at $30 per share. Each share of the Series A Preferred Stock was automatically convertible into an equal number of Class A shares upon certain conditions, including an IPO.

In March and April 1999, we issued 70,000 shares of convertible preferred stock, Series A, convertible into Class A common stock, for an aggregate of $2,100,000, prior to expenses and commissions. The initial conversion price was $30.00 per share of Class A common stock, but the conversion price was subject to adjustment upon certain events affecting our capitalization.

The convertible preferred stock was sold in reliance on the exemption from registration provided by Section 4(2) of the Act and Rule 506 of Regulation D adopted thereunder, as well as exemptions under various state securities laws. The offering was sold to accredited investors only. Investors received a private placement memorandum including financial statements.

In connection with the offering, the agent for the offering, Neidiger, Tucker, Bruner, Inc., was issued a five year agent warrant to purchase 7,000 shares of preferred stock at an exercise price of $30.00 per share. Those warrants were subsequently terminated at Neidiger, Tucker, Bruner, Inc's request. In addition, Neidiger, Tucker, Bruner, Inc received a commission of $210,000 and a non-accountable expense allowance of $42,000. The names, dates and amounts for the sales are listed in our two Registrations Statements of Form SB-2 (No.
333-80421), which was declared effective on October 29, 1999 and (No. 333-93929), which was declared effective on February 4, 2000.

The Series A Preferred Stock bore dividends at the rate of 5% per year, payable in cash or shares of our Class A Common Stock. Through December 31, 1999, we declared and paid dividends totaling $64,197 on our Series A Preferred Stock

The shares of preferred stock were automatically converted into Class A common stock on November 3, 1999, when we closed our initial public offering

Common Stock

We were authorized to issue 20,000,000 shares of common stock, par value $0.0001 per share. The common stock was segregated into two classes: Class A and Class
B. Of the 20,000,000 shares of common stock, 19,970,000 shares were designated as Class A and 30,000 was designated as Class B.

At our shareholders meeting held in October 2006, our shareholders voted to increase the authorized number of our shares of Class A common stock from 19,970,000 to 100,000,000.

Class A Common Stock

The holders of our Class A Common Stock are entitled to one vote for each share held on record on each matter submitted to a vote of shareholders. Cumulative voting for election of directors is not permitted. Holders of Class A Common Stock have no preemptive rights or rights to convert their Class A Common Stock into any other securities.

At our shareholders meeting held in October 2006, our shareholders voted to authorize a reverse split of our common stock on a basis up to one for ten which took effect on November 10, 2006. Consequently, all numbers of shares reported on these financial statements have been restated to reflect the impact of this one for ten reverse split.

FOUNDERS' SHARES.

In August 1998, we issued 200,000 shares of $0.001 common stock to our two founding shareholders at $0.001 per share. These issuances to the two accredited investors were effected without registration under the Securities Act of 1933 in reliance upon the exemption from registration contained in Section 4(2) of the Act. As founding shareholders, they had access to complete information regarding our business at the time of issuance. The names, dates and amounts for the sales are listed in our two Registrations Statements of Form SB-2 (No. 333-80421), which was declared effective on October 29, 1999 and (No. 333- 93929), which was declared effective on February 4, 2000.

MANAGEMENT SHARES.

In December 1998, we issued 62,536 shares of our Class A common stock to certain LanXtra shareholders and our management shareholders at $0.10 per share. The estimated fair value assigned to these shares was $30 per share which was consistent with the value assigned to the 375,214 shares issued to LanXtra in February 1999. These issuances to the three sophisticated investors were effected without registration under the Act in reliance upon the exemption from registration contained in Section 4(2) of the Act, relating to the sale of securities by an issuer not involving a public offering. As these individuals were part of management at the time the shares were issued, they had access to complete information regarding our business at the time of issuance. The names, dates and amounts for the sales are listed in our two Registrations Statements of Form SB-2 (No. 333-80421), which was declared effective on October 29, 1999 and (No. 333-93929), which was declared effective on February 4, 2000.

LANXTRA ASSET PURCHASE.

In February 1999, we issued 37,521 shares of our Class A common stock and 2,865 shares of our Class B common stock to LanXtra, Inc. in exchange for the assets and liabilities of LanXtra. This issuance was effected without registration under the Act in reliance upon the exemption from registration contained in
Section 4(2) of the Act. Since we were formed to purchase the assets and liabilities of LanXtra, the management and shareholders of LanXtra had access to complete information regarding our business at the time of issuance. The names, dates and amounts for the sales are listed in our two Registrations Statements of Form SB-2 (No. 333-80421), which was declared effective on October 29, 1999 and (No. 333-93929), which was declared effective on February 4, 2000.

On July 1, 1999, LanXtra transferred its 37,630 shares of our Class A common stock and 2,8645 shares of our Class B common stock to Zutano LLC, a limited liability company formed to hold the assets of LanXtra and which has the same ownership as that of LanXtra before its dissolution. This transfer was made without registration under the Act in reliance on the exemption from registration contained in Section 4(1) of the Act and the "Section 4(1-1/2)" exemptive doctrine on that grounds that LanXtra was not a dealer and was not an issuer or underwriter of the stock.

After the completion of our initial public offering, Zutano transferred 31,062 shares of our Class A common stock and 2,865 shares of our Class B common stock to its owners. The shares transferred to the owners of Zutano included but were not limited to, Herman D. Axelrod (9,852shares), Craig E. Lassen (9,852 shares) and Convergent Communications Services, Inc. (6,760 shares). This transfer was made without registration under the Act in reliance on the exemption from registration contained in Section 4(1) of the Act and the "Section 4(1-1/2)" exemptive doctrine on the grounds that Zutano is not a dealer and was not an underwriter or issuer of the stock


INITIAL PUBLIC OFFERING

Our initial public offering was effected through a Registration Statement on Form SB-2 (File No. 333-80421) that was declared effective by the SEC on October 29, 1999. The IPO commenced on October 29, 1999 and terminated shortly thereafter on November 3, 1999. The Class A shares of common stock sold in the IPO were offered for sale by a syndicate of underwriters represented by Neidiger, Tucker, Bruner, Inc. as the lead underwriter. We registered an aggregate of 138,000 shares of common stock (including 18,000 shares issuable upon exercise of the underwriters' over-allotment option) in the IPO at a per share price of $65.00. 120,000 registered shares were sold in the IPO and 9,050 were exercised under the underwriters' over-allotment for a total of 129,050 for an aggregate offering price of $8,388,250. We incurred the following expenses in connection with the IPO:

     Underwriting discounts and commissions      $   838,825
     Other expenses                              $   794,952
                                                  -----------
          Total expenses                         $ 1,633,777
                                                  ===========

After deducting the expenses set forth above, we received net proceeds of approximately $6,755,000 with the proceeds from the IPO and the partial over-allotment option exercised by the underwriters. As of December 31, we had used $2,666,277 of the net proceeds approximately as follows:

     o $600,000 to purchase of equipment, infrastructure and establish new points of presence

     o    $962,961 for general working capital

     o    $803,316 to pay debts, accrued interest and accounts payable

     o    $300,000 to repay our August 1999 promissory notes

These amounts represent our best estimate of our use of proceeds for the period indicated. No payments were made to our directors or officers or their associates, holders of 10% or more of any class of our equity securities or to our affiliates other than regular payments of salaries and directors expenses

REGISTRATION STATEMENT

We filed a Registration Statement on Form SB-2 (No. 333-93929) to register 83,189 shares of our common stock for the selling shareholders named in the filing. The Registration Statement was declared effective on February 4, 2000. The shares registered included the following:

     o 70,000 shares of common stock which were automatically converted from Series A preferred stock on November 3, 1999;

     o 3,000 shares of common stock into which 30,000 common stock purchase warrants are exercisable at $6.50 per share;

     o 2,865 shares of common stock into which 28,648 shares of Class B common stock are convertible;

     o   564 shares of common stock issued to First Capital Investments, Inc.;
         and

     o 6,760 shares of common stock transferred to Convergent Communications Services, Inc.from Zutano LLC as a distribution to one of its members.

All of the shares included in the Registration Statement were subject to the lock-up arrangements with NTB, except for approximately 18,500 shares that were released from lock-up on February 25, 2000 and 500 shares of common stock underlying 500 common stock purchase warrants held by one warrant holder. Neidiger, Tucker, Bruner, Inc. agreed to waive the lock-up period for the Class A shares that were issued on conversion of the Class B shares provided that the shares were traded through Neidiger, Tucker, Bruner, Inc. at $70.00 or more per share.

FEBRUARY 2000 PRIVATE PLACEMENT.

On February 17, 2000, we raised $2,460,000 through a private placement of 20,500 shares of Class A common stock at $120.00 per share, the closing price on February 14, the date of the offering to the investors. The securities were sold in reliance on the exemption from registration provided by Section 4(2) and 4(6) of the Act and Rule 506 of Regulation D adopted under the Act, as well as exemptions under various state securities laws. The offering was sold to two accredited investors who received a copy of our most recent registration statement on Form SB-2 (No. 333-93929) which was declared effective by the SEC on February 4, 2000. Taghanic Holdings I LLC purchased 19,500 shares for $2,340,000 in cash, and Taghanic Holdings II LLC purchased 1,000 shares for $120,000 in cash. In connection with the offering, First Capital Investments, Inc. acted as our placement agent and received a commission of 8%, or $196,000, and a warrant to purchase 2,050 shares, exercisable at 110% of the offering price, $132.00, for a period of 5 years from February 17, 2000. We also agreed to register the shares issued to the investors and the shares for which the warrants are exercisable as soon as practicable.

With respect to all of the foregoing offerings, the securities were offered for investment only and not for the purposes of resale or distribution, and the transfer thereof was appropriately restricted by us. Each certificate representing the above shares contained a legend indicating that such shares were restricted and may not be sold without registration under the Securities Act of 1933 or pursuant to an available exemption from such registration. The notes and the warrants, before the exercise of warrants for shares of Class A common stock, contained a similar legend. In addition, all of the shares of common stock were subject to lock-up arrangements with Neidiger, Tucker, Bruner, Inc., the representative of the underwriters for our initial public offering, except for 500 shares issuable on exercise of the warrants issued to one new shareholder in our August 1999 private placement of notes and warrants, and the 20,500 shares issued in our February 2000 private placement of common stock.

As provided in agreements with our founding shareholders, Venture Funding, Ltd. and Boutine Capital, LLC, out of their initial purchases of Class A common stock in August 1998, we redeemed 5,640 of their shares for the exercise of the warrants in the October 1998 private placement, 60 shares were transferred by them to each of our management shareholders, Craig Lassen, David J. Selina, and Jeffrey W. Marshall, 109 shares were transferred by them to LanXtra, Inc. and we redeemed an additional 29,988 shares which were returned to authorized, but unissued shares of our Class A common stock.

EXERCISE OF UNDERWRITER WARRANTS

On November 3, 2000, Neidiger, Tucker, Bruner, Inc., the underwriter for our initial public offering and its nominees, exercised options to purchase 11,250 shares of our Class A Common Stock. In accordance with the agreement on February 25, 2000, the exercise was done without a cash payment as a net share settlement. We issued 6,563 shares of our Class A Common Stock as settlement of the warrants.

RECENT ISSUANCES

In the period from his appointment in March 2006 through September 2006, Mr. David J Cutler, one of our directors and our Chief Executive Officer and Chief Financial Officer, incurred more than $50,000 on our behalf in bringing our affairs up to date, principally on settling certain of our outstanding liabilities, legal and accounting fees and directors' remuneration. In September 2006, Mr. Cutler agreed to convert $50,000 of this loan to us into equity on a basis to be determined by an independent third party valuation. In September 2006, our independent directors authorized an initial issue of 510,000 shares of our common stock, representing 50.3% of our total issued and outstanding shares of our common stock, to Mr. Cutler, pending the completion of the independent third party valuation. In November 2006, the independent third part valuation of our shares of common stock was completed and on the basis of this third party valuation our independent directors authorized the issue of an additional 897,644 shares of our common stock to Mr. Cutler as the balance of the equity to which he was entitled on the conversion of his $50,000 loan to us into equity. Following this second and final issue of equity to Mr. Cutler, Mr. Cutler owned a total of 1,407,644 shares of our common stock representing 70% of our total issued and outstanding shares of our common stock. In the period from October 2006 through March 2007, Mr. Cutler has further incurred in excess of $45,000 of expenses on our behalf in bringing our affairs up to date. There can be no assurance that Mr. Cutler will continue to incur expenses on our behalf.

Following our 10 for one reverse split in November 2006, we issued 25,000 shares of our common stock to each of our two non-executive directors as remuneration for their services to us (50,000 share of common stock in total). We also issued a further 25,000 to each of two, third party consultants for the services they had provided to us (a further 50,000 share of common stock in total).

Class B Common Stock

2,865 of these shares were issued in exchange for similar securities of LanXtra as partial consideration for the purchase of LanXtra's business, and were callable by us at $70 per share. The holders of Class B Common Stock had the right to sell the Class B Common Stock to us at $70 per share or convert their shares to equivalent units of our Class A Common Stock until March 31, 2000, at which time no holder of Class B Common Stock had exercised the put option. On that date, pursuant to our Articles of Incorporation, (i) each share of Class B Common Stock terminated; (ii) our authority to issue Class B Common Stock terminated; and (iii) the only other Class of Common Stock, which had until that time been designated as Class A Common Stock, was designated as Common Stock.

Warrants

The following table summarizes the warrants outstanding at December 2000, when we filed for Chapter 11 protection, after which no further warrants were issued and all outstanding warrants have now expired, unexcercised:


                                                                   Exercise
                                                                     Price              Shares          Expiration Date
                                                                   ----------         ----------        ---------------
Bridge Loan  - October 1999                                         $   65.00             3,000         October 29, 2004
Neidiger, Tucker, Bruner, Inc - October 1999                        $   86.30               750         October 24, 2004
First Capital Investments, Inc - February 2000                      $  120.00             2,050         February 22, 2005
Avalon Research Group, Inc. - July 21, 2000                         $  101.70             8,000         July 21, 2003
Strategic Growth International, Inc. - July 21, 2000                $   86.25            10,000         July 21, 2003
Moth lake International Limited. - July 21, 2000                    $  101.70             6,000         July 21, 2003
Baird, Patrick & Co. - September 11, 2000                           $   45.00             5,000         September 14, 2003
Convertible Subordinated Note Holders - Sept - Nov. 2000            $   20.00            16,875         Sept - Nov, 2005
First Capital Investments, Inc. - Sept - Nov. 2000                  $   20.00             6,750         Sept - Nov, 2005
                                                                                       ---------
                                                                                         58,425
                                                                                       =========

Stock Options

Effective March 19, 1999, we adopted a stock option plan (the "Plan"). The Plan provides for grants of incentive stock options, nonqualified stock options and restricted stock to designated employees, officers, directors, advisors and independent contractors. The Plan authorized the issuance of up to 75,000 shares of Class A Common Stock. Under the Plan, the exercise price per share of a non-qualified stock option must be equal to at least 50% of the fair market value of the common stock at the grant date, and the exercise price per share of an incentive stock option must equal the fair market value of the common stock at the grant date.

Through September 30, 2000, and December 31, 1999, options for 99,600 and 50,550 shares of our common stock, respectively, had been issued to employees under the Plan. As of September 30, 2000, the outstanding stock options had an average exercise price of $109.10 per share, with a range of $30.00 to $321.20, and vest over various terms with a maximum vesting period of 3 years and expire after the contract period of ten years. No further options were issued or exercised subsequent to September 30, 2000. All outstanding employee stock options at September 30, 2000 were subsequently cancelled with the termination of all of our employees following our filing for Chapter 11 protection and the subsequent sale of our entire business and all of our assets.

During the year ended December 31, 1999, we granted options for 2,000 shares of Class A Common Stock to non-employees in exchange for services. The exercise price of these options range from $30.00 to $60.00 per share. The fair value of these options on the date of grant was approximately $107,000. Expense related to such options were to be recorded over the term the services are provided. The fair value of each non- employee option grant was estimated on the date of the grant using the Black-Scholes option pricing model. Assumptions used to calculate the fair value were risk free interest rates of 4.48% to 6.22%, no dividend yields, a life of five to ten years and volatility of 53%. These options will expire during the year ended December 31, 2009.

On February 14, 2000, we entered into an agreement for investor relations consulting services with Strategic Growth International, Inc. ("SGI"). In connection with the agreement, we granted SGI options to purchase 17,500 shares of our class A common stock exercisable at $111.875 for a period of five years. The agreement had a term of one-year and required monthly payments of $8,000 to SGI for the services. These options expired unexercised effective February 14, 2005.


The following table summarizes stock option activity under the Plan:

                                        Under the Stock Option Plan:                   Other Grants:
                                  -------------------------------------------       --------------------
                                               Granted to                             Granted to
                                             Non- Employees                          Non-Employees
                                          --------------------                    -------------------
                                                          Weighted                                Weighted
                                                           Average                                 Average
                                                          Exercise                                Exercise
                                               Shares      Price                    Shares         Price
                                               -------   --------                  --------       --------

      Outstanding at December 31, 2004           2,000     $45.00                   17,500        $111.90
            Granted                                  -          -                        -              -
            Exercised                                -          -                        -              -
            Canceled                                 -          -                  (17,500)       (111.90)
                                                ------     ------                  --------       --------
      Outstanding at December 31, 2005           2,000     $45.00                        -              -
            Granted                                  -          -                        -              -
            Exercised                                -          -                        -              -
            Canceled                                 -          -                        -              -
                                                ------     ------                  --------       --------
      Outstanding at December 31, 2006           2,000     $45.00                        -              -
            Granted                                  -          -                        -              -
            Exercised                                -          -                        -              -
            Canceled                                 -          -                        -              -
                                                ------     ------                  --------       --------
      Outstanding at March 31, 2007              2,000     $45.00                        -              -
                                                ======     ======                  ========       ========

Exercisable at December 31, 2005                 2,000     $45.00                        -              -
                                                ======     ======                  ========       ========
Exercisable at December 31, 2006                 2,000     $45.00                        -              -
                                                ======     ======                  ========       ========
Exercisable at March 31, 2007                    2,000     $45.00                        -              -
                                                ======     ======                  ========       ========

15. INCOME TAXES:

We had losses since our Inception, and therefore were not subject to federal or state income taxes. We have accumulated tax losses available for carryforward of approximately $24 million. The carryforward is subject to examination by the tax authorities and expires at various dates through the year 2064. The Tax Reform Act of 1986 contains provisions that may limit the NOL carryforwards available for use in any given year upon the occurrence of certain events, including significant changes in ownership interest. Consequently following the issue more than 50% of our total authorized and issued share capital in September 2006 to Mr. Cutler, one of our directors, our ability to use these losses is substantially restricted by the impact of section 382 of the Internal Revenue Code.

16. SEGMENT INFORMATION:

We had two reportable segments: a provider of a secure financial network connectivity and Internet solutions to credit unions and their business partners ("Cavion") and a provider of e-commerce services to credit union members ("Member Emporium"). Cavion activities included the operations of providing a connection to the CuiNet and Internet banking products, which enabled credit unions to offer their members a wide array of financial products and services over the Internet. Member Emporium activities included development and implementing e-commerce relationships with third party merchants and suppliers and, in turn, offering their products to credit union members. Member Emporium operations began in the first quarter of 2000. The accounting policies of the segments were the same as those applied in the financial statements. Inter-company interest was calculated based on monthly balances of segment loans and was eliminated in consolidation.

Following the sale of our entire business and all of our assets effective February 16, 2001, we consider our ongoing business activities to constitute a single segment.

17. SUBSEQUENT EVENTS:

None.


                                    PART III

ITEM 1. INDEX TO EXHIBITS

The following exhibits are filed as part of this Registration Statement:

   EXHIBIT
   NUMBER                       DESCRIPTION AND METHOD OF FILING


      2 Asset Purchase Agreement with Cavion Technologies, Inc. dated December 31, 1998 (incorporated by reference from Exhibit 2 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

      3.1a Amended and Restated Articles of Incorporation as filed with the Colorado Secretary of State on February 1, 1999 (incorporated by reference from Exhibit 3.1a of the Company's Registration Statement on Form SB-2 (No. 333-80421))

      3.1b Articles of Amendment to the Amended and Restated Articles of Incorporation setting forth Statement of Designation of Series and Determination of Rights and Preferences of convertible preferred stock, Series A, as filed with the Colorado Secretary of State on February 26 1999 (incorporated by reference from Exhibit 3.1b of the Company's Registration Statement on Form SB-2 (No. 333- 80421))

      3.2 Amended and Restated Bylaws of the Company as adopted by its Board of Directors on March 22, 1999 (incorporated by reference from Exhibit 3.2 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

      4.1 Specimen Certificate for $.0001 par value Class A common stock of the Company (incorporated by reference from Exhibit 4.1 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

      4.2 Specimen Certificate for $.0001 par value Class B common stock of the Company (incorporated by reference from Exhibit 4.2 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

      4.3 Specimen Certificate for $.0001 par value Series preferred stock of the Company (incorporated by reference from Exhibit 4.3 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

      4.4 Form of Subscription Agreement in the Offering of convertible preferred stock of the Company (incorporated by reference from Exhibit 4.4 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

      4.5 Form of Preferred Stock Warrant issued to Neidiger, Tucker, Bruner, Inc. (incorporated by reference from Exhibit 4.5 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

      4.6 Form of Subscription Agreement in the 1999 offering of Promissory Notes and Warrants (incorporated by reference from Exhibit 4.6 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

      4.7 Form of Warrant in the 1999 offering (incorporated by reference from Exhibit 4.7 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.1      Promissory   Note  to  Herman  D.  Axelrod  dated  July  1,  1992
               (incorporated by reference from Exhibit 10.1 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.1.1 Letter Agreement with Baird, Patrick & Co., Inc. dated September 18, 2000.

     10.2      Promissory   Note  to  Craig  E.  Lassen  dated  August  1,  1992
               (incorporated by reference from Exhibit 10.2 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.3 Factoring Agreements to Herman D. Axelrod dated September 8, 1997 and September 15, 1997 (incorporated by reference from Exhibit
               10.3 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.4 Factoring Agreement to Craig E. Lassen dated October 15, 1997 (incorporated by reference from Exhibit 10.4 of the Company's Registration Statement on Form SB-2 (No. 333- 80421))

     10.5 Bridge Loan Agreement, Promissory Notes and Put Agreement with Far East Holdings, Ltd., Martin Cooper and Fairway Realty Associates with Sigmacom Corporation dated May 28, 1998 (incorporated by reference from Exhibit 10.5 of the Company's Registration Statement on Form SB-2 (No.333-80421))

     10.6 Additional Bridge Loan Agreement, Promissory Notes and Put Agreement with Jeff Marshall, David Selina and Randal Burtis dated May 28, 1998 (incorporated by reference from Exhibit 10.6 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.7 Termination and Modification Agreement dated September 28, 1998, and Amendment to Termination and Modification Agreement dated January 15, 1999, with British Far East Holdings, Ltd., William M.B. Berger Living Trust, Martin Cooper, Fairway Realty Associates, Craig Lassen, Herman Axelrod and David Selina (incorporated by reference from Exhibit 10.7 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.8 Engagement Letter with First Capital Investments, Inc. dated September 20, 1998 (incorporated by reference from Exhibit 10.8 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.9      Form  of 15%  Secured  Promissory  Notes  due  October  19,  2000
               (incorporated by reference from Exhibit 10.9 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.10 Agreement for Post-Closing Adjustments by and among Venture Funding, Ltd., Boutine Capital, LLC, Network Acquisitions, Inc., Cavion Technologies, Inc., Craig E.Lassen, David J. Selina and Jeff Marshall dated February 1, 1999 (incorporated by reference from Exhibit 10.10 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.11 Share Allocation Agreement by and among Venture Funding Ltd., Boutine Capital, LLC, Cavion Technologies, Inc., LanXtra, Inc., Craig E. Lassen, David J. Selina and Jeff Marshall, dated April 16, 1999 (incorporated by reference from Exhibit 10.11 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.12 Office Lease Agreement with TTD Associates dated December 4, 1996 for the corporate offices located at 7475 Dakin Street, Denver, Colorado (incorporated by reference from Exhibit 10.12 of the Company's Registration Statement on Form SB-2 (No. 333 80421))

     10.13 Business Loan Agreement and Promissory Note with US Bank dated January 18, 1999, and First Amendment to Business Loan Agreement with US Bank dated March 24, 1999 (incorporated by reference from
               Exhibit 10.13 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.14 Executive Employment Agreement with David J. Selina effective February 1. 1999 (incorporated by reference from Exhibit 10.14 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.15 Executive Employment Agreement with Marshall E. Aster effective March 8, 1999 (incorporated by reference from Exhibit 10.15 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.16 Executive Employment Agreement with Jeff Marshall effective February 1, 1999 (incorporated by reference from Exhibit 10.16 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.17 Executive Employment Agreement with Craig E.Lassen effective February 1, 1999 (incorporated by reference from Exhibit 10.17 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.18 Equity Incentive Plan dated March 19, 1999 (incorporated by reference from Exhibit 10.18 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.19 Form of Indemnification Agreement with officers and directors (incorporated by reference from Exhibit 10.19 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.20 Agreement to Modify Deferred Obligations dated May 28, 1999 with British Far East Holdings, Ltd., William M.B. Berger Living Trust, Martin Cooper, Fairway Realty Associates, David J. Selina, Jeff Marshall, Randal W. Burtis, Convergent Communications, Inc., Craig E. Lassen and Herman D. Axelrod (incorporated by reference from Exhibit 10.20 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.21 Form of Secure Network Services Agreement (incorporated by reference from Exhibit 10.21 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.22 Forms of Lock-Up Agreements among the officers and directors of the Company, 5% or more shareholders and the other shareholders and the Representative (incorporated by reference from Exhibit
               10.22 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.23 Settlement Agreement and Mutual General Release with Craig E. Lassen dated June 8, 1999 (incorporated by reference from Exhibit
               10.23 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.24 Form of Promissory Note in the 1999 offering (incorporated by reference from Exhibit 10.24 of the Company's Registration Statement on Form SB-2 (No. 333- 80421))

     10.25 License Agreement with MoneyLine America, LLC dated August 18, 1999 (incorporated by reference from Exhibit 10.25 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.26 Network Service Master Agreement with Convergent Communications Services, Inc., dated October 22, 1999 (incorporated by reference from Exhibit 10.26 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.27 License and Referral Agreement with Cardinal Services Corporation dated September 27, 1999 (incorporated by reference from Exhibit
               10.27 of the Company's Registration Statement on Form SB-2 (No. 333-80421))

     10.28 Office Lease with NY/BDP Flex I., LLC dated October 29, 1999 (incorporated by reference from Exhibit 10 of the Company's Form 10-QSB for the quarter ended September 30, 1999)


ITEM 2.  DESCRIPTION OF EXHIBITS

See Item 1 above.

                                   SIGNATURES

In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORD VENTURES, INC.
(FORMERLY CAVION TECHNOLOGIES, INC.)

Date: July 23, 2007                              By:  /s/ DAVID J. CUTLER
David J. Cutler                                       --------------------------
Chief Executive Officer, &                            David J. Cutler
Chief Financial Officer

In accordance with the Securities Exchange Act of 1924, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

           SIGNATURE                       TITLE                      DATE


    /s/ David J. Cutler             Chief Executive Officer        July 23, 2007
        David  J. Cutler            &
                                    Chief Financial Officer
                                    (Principal Financial and
                                    Accounting Officer)

    /s/ Wesley F. Whiting           Secretary and Director         July 24, 2007
        Wesley F. Whiting


    /s/ Redgie Green                Director                       July 24, 2007
        Redgie Green